UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

(Name of Subject Company)

Salix Pharmaceuticals, Ltd.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

William Bertrand, Jr.

Acting Chief Operating Officer,

Executive Vice President and General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 862-1000

With copies to:

Christopher T. Cox

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Salix Pharmaceuticals, Ltd., a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 8510 Colonnade Center Drive, Raleigh, North Carolina 27615. The Company’s telephone number at such address is (919) 862-1000.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of February 27, 2015, there were (i) 64,248,604 Shares issued and outstanding (excluding shares of Company Restricted Stock (as defined below)), (ii) outstanding options (“Company Options”) to purchase 105,199 Shares, (iii) 3,724,554 Shares subject to issuance and available for grant under the Company’s stock option plans, (iv) 11,367,710 Shares issuable upon conversion of the Company’s outstanding convertible notes issued pursuant to (a) the Indenture by and between the Company and U.S. Bank National Association, dated as of March 16, 2012, and (b) the Indenture by and between the Company and U.S. Bank National Association, dated as of June 3, 2010 (in each case, without giving effect to any “make-whole adjustment” but giving effect to the Company’s election to settle the principal amount of conversions in cash), (v) outstanding warrants to purchase 10,484,343 Shares (without giving effect to any “make-whole adjustment”) and (vi) 1,361,497 outstanding unvested restricted Shares (“Company Restricted Stock”).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.” The Company’s website is www.salix.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Sun Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Valeant Pharmaceuticals International (“VPI”), a Delaware corporation and a wholly-owned subsidiary of Valeant Pharmaceuticals International, Inc. (“Valeant”), a corporation organized under the laws of British Columbia, to purchase all of the issued and outstanding Shares at a purchase price of $158.00 per Share (the “Offer Price”), net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 4, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO filed by VPI and Purchaser with the United States Securities and Exchange Commission (the “SEC”) on March 4, 2015 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 20, 2015, by and among the Company, VPI, Purchaser and, solely for certain sections specified in the Merger Agreement, Valeant (as it may be amended or modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of VPI (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Valeant, VPI, Purchaser, the Company or any of their respective wholly-owned subsidiaries, and (ii) Shares held by stockholders who properly demand appraisal of such Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any applicable withholding of taxes.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

Immediately prior to the Effective Time, each unexpired and unexercised Company Option under any stock plan of the Company, including the Amended and Restated Company 2014 Stock Incentive Plan, Company 2005 Stock Plan, Company 1996 Stock Plan or any other plan, agreement or arrangement (the “Company Stock Plans”), whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option will be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding of taxes) of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (such amounts being referred to as the “Option Payments”).

Immediately prior to the Effective Time, each share of Company Restricted Stock will automatically become fully vested and then will be cancelled at the Effective Time, and in exchange therefor, each former holder of such cancelled Company Restricted Stock will be entitled to receive, in consideration of the cancellation of such Company Restricted Stock and in settlement therefor, a payment in cash (subject to any applicable withholding of taxes) equal to the per share Merger Consideration.

The Offer is initially scheduled to expire at 12:00 midnight, Eastern time, on April 1, 2015 (one minute after 11:59 P.M., Eastern time, on March 31, 2015) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date (but no later than 9:00 A.M., Eastern time, on the first business day after the Expiration Date) and as soon as practicable, but no later than three business days after the Expiration Date, Purchaser will pay for all such Shares.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

The Offer to Purchase states that the address of the principal executive offices of Purchaser and VPI is 400 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807, and the telephone number at such principal offices is (908) 927-1400. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.salix.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates or (ii) Valeant, VPI or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with VPI, Purchaser and Certain of Their Affiliates

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the descriptions of the conditions to the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

The Merger Agreement has been provided solely to inform stockholders of the Company of its terms. The representations, warranties and covenants contained in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants (i) are intended not as statements of fact, but rather as a way of allocating the risk between the parties to the Merger Agreement, (ii) have been qualified by reference to confidential disclosures made by the parties in connection with the Merger Agreement and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company or Valeant. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its business. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, VPI, Purchaser, Valeant or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Schedule 14D-9 not misleading.

Confidentiality Agreement

Valeant and the Company entered into a confidentiality agreement, effective as of January 20, 2015 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Valeant agreed that, subject to certain exceptions, all nonpublic information made available by the Company to Valeant or its representatives would be kept confidential (except as provided in the Confidentiality Agreement and related Amendment dated February 6, 2015) and used by Valeant and its representatives solely for the purpose of evaluating and negotiating a possible mutually agreed business combination between Valeant and the Company. The Confidentiality Agreement includes a “standstill” provision that prohibits Valeant and its representatives from taking certain actions with respect to the Company for a period of eighteen months from the date of such agreement subject to certain customary exceptions and termination provisions.

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have or may be deemed to have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of the Company’s stockholders generally. The Company’s board of directors (the “Board”) was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby. As described in more detail below, these interests include:

•	the cancellation of each unexpired and unexercised Company Option held by any executive officer or director as of the Effective Time in exchange for a payment in cash (subject to applicable withholding of taxes) equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share under such Company Option;

•	the full vesting acceleration of each share of Company Restricted Stock held by any executive officer or director as of the Effective Time and the cancellation of such Company Restricted Stock in exchange for a payment in cash (subject to applicable withholding) equal to the Merger Consideration;

•	the receipt of severance payments and benefits under executive officers’ individual employment agreements upon qualifying terminations of employment that occur following the Effective Time;

•	certain commitments regarding the compensation and benefits that will be provided by VPI or the Surviving Corporation to employees (including the executive officers) who remain employed by VPI or a subsidiary thereof following the Effective Time; and

•	the entitlement to indemnification benefits in favor of executive officers and directors of the Company.

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Potential Merger-Related Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Company Shares, Options and Restricted Stock

Company Shares

Company executive officers and directors who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender Shares. If the executive officers and directors do not tender the Shares they own in the Offer, upon consummation of the Merger, such Shares will represent the right to receive the Merger Consideration on the same terms and conditions as the other stockholders of the Company.

Company Options

The Merger Agreement provides that, immediately prior to the Effective Time, each Company Option, whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option will be entitled to receive in consideration of the cancellation of such Company Option, a payment in cash equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option (subject to any withholding of taxes).

Company Restricted Stock

The Merger Agreement also provides that, immediately prior to the Effective Time, each share of Company Restricted Stock will automatically become fully vested and then cancelled at the Effective Time, and in exchange therefor, each former holder of such cancelled Company Restricted Stock will be entitled to receive in consideration of the cancellation of such Company Restricted Stock, a payment in cash equal to the per share Merger Consideration (subject to any withholding of taxes).

Summary of Equity Award Payments

The following table sets forth, for each of the Company’s executive officers and directors as of February 27, 2015, (i) the number of Shares beneficially owned by such person (which, for clarity, excludes Shares issuable upon the exercise of Company Options or vesting of Company Restricted Stock), (ii) the aggregate cash consideration that would be payable for such Shares, (iii) the aggregate number of Shares subject to Company Options and Company Restricted Stock, (iv) the value of cash amounts payable in respect of such Company Options and Company Restricted Stock on a pre-tax basis at the Effective Time, calculated by (a) in the case of Company Options, multiplying the number of Shares subject to such Company Options by the excess of the Merger Consideration over the respective per share exercise prices of the applicable Company Options and (b) in the case of Company Restricted Stock, multiplying the Merger Consideration by the number of Shares subject to such Company Restricted Stock awards.

	Number of Shares Beneficially Owned	Cash Consideration for Shares Beneficially Owned	Number of Shares Subject to Vested Options	Aggregate Cash Consideration for Options	Number of Unvested Stock Awards	Cash Consideration for Stock Awards
Non-Employee Directors
John F. Chappell	316,394	$49,990,252	-0-	$0	6,370	$1,006,460
William P. Keane	33,390	$5,275,620	15,000	$2,105,550	6,370	$1,006,460
Mark A. Sirgo	31,057	$4,907,006	-0-	$0	6,370	$1,006,460

Executive Officers
Thomas W. D’Alonzo	92,845	$14,669,510	15,000	$2,105,550	21,032	$3,323,056
William C. Bertrand	2,969	$469,102	-0-	$0	28,289	$4,469,662
Timothy J. Creech	9,165	$1,448,070	-0-	$0	21,372	$3,376,776
William P. Forbes	62,880	$9,935,040	-0-	$0	51,714	$8,170,812
Rick D. Scruggs	30,956	$4,891,048	-0-	$0	48,006	$7,584,948
All of our current directors and executive officers as a group (8 persons)	579,656	91,585,648	30,000	4,211,100	189,523	29,944,634

Employment Agreements

The Company previously entered into employment agreements with each of its executive officers, other than Mr. D’Alonzo. Each of Messrs. Bertrand’s, Creech’s and Scruggs’s and Dr. Forbes’ employment agreement provides the executive officer with certain severance payments and benefits in the event of a termination of employment without “reasonable cause” or a resignation with “good reason” (as each such term is defined below) that occurs within twelve months after a change in control of the Company, which would include the consummation of the Offer (such termination, a “qualifying termination”). In the event of a qualifying termination, subject to the executive officer’s execution of an effective release of claims in favor of the Company, each executive officer will be paid a lump sum cash amount equal to the sum of thirty-six months (thirty months for Mr. Creech) of his base salary as of the date of termination and the product of three times (two and a half times for Mr. Creech) his maximum annual target bonus (“Cash Severance”). In addition, each executive officer will be reimbursed for the cost of health insurance coverage for the lesser of thirty-six months (thirty months for Mr. Creech) or until the executive officer commences employment with a subsequent employer (or gainful self-employment) (“Health Coverage Reimbursement”); the executive officer will also be provided outplacement benefits for six months following such termination (“Outplacement Assistance”) and will be reimbursed to relocate back to his original place of residence if such executive had relocated at the request of the Company within eighteen months prior to the change in control (“Relocation Reimbursement”).

Based on compensation levels as of February 27, 2015, the estimated total value of severance payments and benefits to which the executive officers would be entitled on a termination of employment without reasonable cause or for good reason, in each case within twelve months following the Effective Time, is as follows: Mr. Bertrand, $2,860,241; Mr. Creech, $1,440,160; Dr. Forbes, $2,954,192; and Mr. Scruggs, $2,187,408.

These total estimated amounts consist of the following:

Executive Officer	Cash Severance	Health Coverage Reimbursement (1)	Outplacement Assistance (2)	Relocation Reimbursement
Mr. Bertrand	$2,722,500	$69,192	$5,000	$63,549	$2,860,241
Mr. Creech	$1,377,500	$57,660	$5,000	-0-	$1,440,160
Dr. Forbes	$2,880,000	$69,192	$5,000	-0-	$2,954,192
Mr. Scruggs	$2,113,216	$69,192	$5,000	-0-	$2,187,408

	$9,093,216	265,236	$20,000	$63,549	$9,442,001

(1)	For each executive officer, the health coverage reimbursement amount assumes a monthly cost of $1,922 for thirty-six months (thirty months for Mr. Creech).
(2)	Assumes the provision of outplacement services for six months.

Each of the executive officers with an employment agreement is subject to a non-solicitation of employees covenant for a period of one year following any termination of employment.

Under the employment agreements, “reasonable cause” is generally defined as: (i) any act of gross negligence, fraud, dishonesty, or willful violation of any law or material violation of any significant written policy of the Company that causes material harm to the Company; (ii) conviction of (a) a felony or (b) a serious crime involving moral turpitude; (iii) willful or gross failure to substantially perform the duties reasonably assigned to the executive, or any intentional refusal without compelling reason by the executive to discharge job responsibilities and/or respond to the Company’s legitimate job-related requests, insofar as such duties, responsibilities and/or requests do not contravene law and are consistent with the executive’s position(s); (iv) failure to cooperate in an investigation conducted and/or undertaken by the Company or a governmental agency which has reasonable and legitimate objectives; and (v) any act of intentional conflict of interest by the executive related to the Company which results or is likely to result in material economic and/or other material damage to the Company. “Good reason” generally means the occurrence of any of the following events or conditions: (i) a material adverse change in, or the assignment to the executive of any duties or responsibilities which are inconsistent with, the executive’s status, title, position or responsibilities (including reporting responsibilities) with the Company; (ii) a reduction in the executive’s salary and/or benefits except to the extent such reduction is comparable to percentage reductions in salary and/or benefits of all other employees of the Company, or any failure to pay the executive any compensation or benefits to which the executive is entitled within five days of the date due; (iii) the Company or its successor relocates the executive’s workplace more than fifty miles from the executive’s current workplace; or (iv) any material breach by the Company of any provision of the employment agreement.

Compensation Actions Between Signing of Merger Agreement and Completion of Merger

Under the terms of the Merger Agreement, the Company may not take certain compensation actions prior to the completion of the Merger that affect its executive officers. During this interim period, the Company may not implement increases in compensation or benefits for any director, officer, employee or consultant of the Company, or grant any new equity awards to such persons.

Treatment of 2014 Annual Bonuses

The Company will, in the ordinary course of business, make annual bonus payments to its employees (including its executive officers) in respect of its 2014 fiscal year, provided that the aggregate amount of such payments will not exceed a specified amount agreed to with VPI based on the Company’s projected accruals for such bonus payments.

Employee Matters Following Closing

The Merger Agreement provides that during the period beginning at the Effective Time and ending on the first anniversary of the Effective Time (the “Continuation Period”), VPI will provide, or cause the Surviving Corporation to provide, to each Company employee who remains employed by VPI or a subsidiary thereof (a “Company Employee”) following the Closing Date, compensation and benefits that are no less favorable in the aggregate to either those compensation and benefits that are generally made available by the Company to such employees immediately prior to the Effective Time or to similarly situated employees of VPI, as determined by VPI in its sole discretion. Except as expressly provided in the Merger Agreement, nothing in the Merger Agreement is intended to limit the right of VPI or the Surviving Corporation to (i) terminate the employment of any Company Employee at any time, (ii) change or modify any incentive compensation or employee benefit plan or arrangement at any time and in any manner or (iii) change or modify the terms or conditions of employment for any of their employees.

In addition, with respect to any compensation or benefit plans sponsored by VPI or its affiliates (each a “VPI Benefit Plan”), in which any Company Employee will participate effective as of or after the Effective Time, VPI will, or will cause the Surviving Corporation to, use reasonable best efforts to (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to any Company Employee under any VPI Benefit Plan that is a welfare plan to the extent they were inapplicable to, or satisfied under, the benefit and compensation plans sponsored by the Company prior to the Effective Time (each a “Company Benefit Plan”), (ii) cause the eligible expenses incurred by each Salix employee under any Company Benefit Plan during the portion of the plan year ending on the Closing Date to be taken into account for purposes of satisfying any applicable deductible or out-of-pocket requirements under the corresponding VPI Benefit Plan that is a welfare plan, to the extent that such employee would have received credit for such co-payment or deductible under the corresponding Company Benefit Plan in which the applicable employee participated immediately prior to the Effective Time, and (iii) recognize the service of each Company Employee with the Company and its subsidiaries prior to the Effective Time for purposes of eligibility and vesting (but not benefit accruals) under each VPI Benefit Plan in which Company Employees are eligible to participate after the Effective Time to the same extent such service was credited under the Company Benefit Plans (except to the extent such service credit will result in the duplication of benefits).

Any Company Employee (including an executive officer of the Company) who terminates employment during the period beginning on the Effective Time and ending on the first anniversary thereof will be entitled to severance pay and benefits no less favorable in the aggregate than the severance pay and benefits such Company Employee would have been entitled to pursuant to the severance plans and arrangements in effect prior to the execution of the Merger Agreement had such termination of employment occurred immediately prior to the Effective Time (including, for each executive officer other than Mr. D’Alonzo, the severance payments and benefits described above under “— Employment Agreements”). With respect to each Company Employee with an employment agreement previously disclosed to VPI in connection with the execution of the Merger Agreement, VPI will honor or cause to be honored the terms of each such employment agreement through the expiration, modification or termination of such agreements in conformity with applicable law.

All provisions contained in the Merger Agreement with respect to employees were included for the sole benefit of the respective parties to the Merger Agreement and do not create any third-party beneficiary rights in any other person, including any Company Employee, former employees, any participant in any Company Benefit Plan or any beneficiary or dependent thereof. No provisions of the Merger Agreement may (i) be construed to (x) establish, amend, or modify a Company Benefit Plan or any other benefit plan, program, agreement or arrangement (including any VPI Benefit Plan), (y) require VPI or the Surviving Corporation to continue or amend any Company Benefit Plan, VPI Benefit Plan or any other particular benefit plan after the consummation of the transactions contemplated by the Merger Agreement or (z) prevent or limit VPI from terminating or modifying any VPI Benefit Plan, Company Benefit Plan or other employee benefit plan that VPI may establish or maintain or (ii) require VPI to continue or maintain the employment of any Company Employee following the Closing Date.

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing at the time of the Merger Agreement in favor of any person who is, or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its subsidiaries or any of their respective predecessors: (i) will survive the Merger, (ii) will continue in full force and effect in accordance with their terms with respect to any claims against any such person arising out of such acts or omissions and (iii) will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person. VPI will ensure that the Surviving Corporation complies with and honors the obligations described in this paragraph.

In the event of any threatened or actual action, suit, claim, proceeding, investigation or arbitration (each an “Indemnified Proceeding”), whether civil, criminal or administrative, by reason of (i) the fact that any individual who is a member of the Board or an officer of the Company as of the date of the Merger Agreement, or who becomes such prior to the Effective Time (an “Indemnified Party”) is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its subsidiaries or any of their respective predecessors, or is or was serving at the request of the Company as a director, officer, employee or agent of another person or (ii) the Merger Agreement or any of the transactions contemplated by the Merger Agreement, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation will indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Indemnified Proceeding to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Indemnified Proceeding.

For the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years after the Effective Time, the Surviving Corporation will, and VPI will cause the Surviving Corporation to, maintain for the benefit of each Indemnified Party an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that contains terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement or, if such insurance coverage is unavailable, the best available coverage. However, the Surviving Corporation will not be required to pay a premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement (the “Maximum Amount”), and if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, VPI and the Surviving Corporation will procure and maintain for such six-year period the most advantageous policy available for an annual premium equal to the Maximum Amount.

The obligations under the Indemnification section of the Merger Agreement may not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties are third party beneficiaries of this section of the Merger Agreement).

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

At a meeting held on February 20, 2015, the Board:

(i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders;

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and

(iii) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

As part of their ongoing evaluation of the Company’s business, members of the Company’s senior management and the Board, respectively, periodically review and assess the Company’s operations and financial performance, industry conditions and regulatory developments that may impact the Company’s long-term strategic goals and plans, and potential opportunities for business combinations, acquisitions and other financial and strategic alternatives.

On November 7, 2013, the Company announced that it had entered into a definitive merger agreement to acquire Santarus, Inc. (“Santarus”) for approximately $2.6 billion in cash. The Board believed that the Santarus acquisition (i) solidified the Company’s lead in the gastrointestinal market, (ii) provided opportunities for revenue diversification, (iii) resulted in an attractive financial profile for the combined company and (iv) provided significant revenue and expense synergy opportunities. The closing price of the Shares on November 7, 2013, immediately prior to the announcement of the Santarus acquisition, was $71.31.

Also on November 7, 2013, the Chief Executive Officer of Party A contacted the Company’s then Chief Executive Officer, Carolyn Logan, and requested a meeting with Ms. Logan.

On November 11, 2013, the Board held a telephonic meeting and authorized Ms. Logan to accept the meeting with Party A’s Chief Executive Officer. In addition, the Board authorized management to engage Cadwalader, Wickersham & Taft LLP (“Cadwalader”) as its legal counsel, and a nationally recognized investment banking firm as its financial advisor (the “Prior Financial Advisor”), in connection with the discussions with Party A.

On December 4, 2013, the Board held an in person meeting, with representatives of Cadwalader and the Prior Financial Advisor participating. Representatives of Cadwalader and the Prior Financial Advisor provided an overview of Party A. Representatives of Cadwalader discussed the Board’s fiduciary duties in the context of a potential offer by Party A to acquire the Company. Representatives of the Prior Financial Advisor discussed with the directors recent mergers and acquisitions activity in the life sciences industry and a public market perspective of the Company, including an analysis of its stockholder base.

On December 19, 2013, Ms. Logan met with the Chief Executive Officer of Party A. During the meeting, the Party A Chief Executive Officer expressed Party A’s interest in the Company and requested that Party A be permitted to conduct a high level due diligence review of the Company. The Party A Chief Executive Officer did

not provide any specific information regarding any potential offer his company might make or any other transaction which Party A might be interested in pursuing with the Company.

On December 20, 2013, the Board held a telephonic meeting with representatives of Cadwalader and the Prior Financial Advisor participating. After considering the Party A Chief Executive Officer’s request, the Board unanimously determined that it was not in the best interests of the Company or its stockholders to permit Party A to proceed with a due diligence exercise at the time, due to, among other things, the pending Santarus acquisition, which was the largest in the Company’s history, and the significant time and resources that would be required to successfully integrate Santarus into the Company following the completion of the acquisition.

On December 24, 2013, Ms. Logan advised the Party A Chief Executive Officer of the Board’s determination. The Party A Chief Executive Officer replied that he would contact Ms. Logan again in February.

On January 2, 2014, the Company completed the Santarus acquisition.

On February 4, 2014, the Board held an in person meeting in which representatives of Cadwalader and the Prior Financial Advisor participated. In light of the Party A Chief Executive Officer’s statement that he would contact Ms. Logan again in February, representatives of the Prior Financial Advisor discussed certain financial analyses of the Company, and representatives of Cadwalader discussed with the Board their fiduciary duties in the context of a potential offer to acquire the Company.

On March 2, 2014, the Company received a proposal from a third party domiciled outside of the United States (the “Non-U.S. Party”) for the Company to acquire certain assets of such party through a merger transaction in which the Company would redomicile outside of the United States.

On March 5, 2014, the Party A Chief Executive Officer again requested that Party A be given the opportunity to conduct a high level due diligence review of the Company. The Party A Chief Executive Officer did not provide any specific information regarding any potential offer Party A might make regarding the Company or any other transaction that Party A might be interested in pursuing with the Company.

On March 13, 2014, the Board held a telephonic meeting in which representatives of Cadwalader and the Prior Financial Advisor participated. The directors discussed with the Company’s advisors Party A’s request to conduct due diligence on the Company. The directors noted that Party A had not made any transaction proposal, nor had it provided any insight about whether any proposal would follow its due diligence review of the Company. The directors also agreed that the factors considered in connection with Party A’s prior request to conduct due diligence continued to apply. Based on the foregoing, the Board unanimously determined not to provide Party A with access to due diligence materials at the time. The Board also discussed the potential transaction with the Non-U.S. Party, including the advantages and disadvantages of being domiciled in a non-U.S. jurisdiction.

On March 20, 2014, the Board held an in person meeting in which representatives of Cadwalader and the Prior Financial Advisor participated. The Board discussed with the Company’s advisors inversion transactions generally and the advantages and disadvantages of such transactions, as well as the potential transaction with the Non-U.S. Party.

In April 2014, the Non-U.S. Party advised the Company that it was withdrawing its interest in a potential transaction with the Company due to tax structuring issues with the Non-U.S. Party’s proposal.

Also in April 2014, the Company initiated discussions with Cosmo Pharmaceuticals S.p.A. (“Cosmo”) with respect to a potential strategic transaction involving the two companies. Discussions between the Company and Cosmo regarding the structure and terms of a potential transaction continued through the beginning of July 2014. The Board discussed the transaction, including with the Company’s legal and then financial advisors, at meetings held on April 17, June 2, June 13, June 24, July 7 and July 8, 2014.

On July 8, 2014, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Cosmo Agreement”) with Cosmo, Cosmo Technologies Limited, an Irish incorporated subsidiary of Cosmo (“Cosmo Tech”), and Sangiovese, LLC, a newly formed subsidiary of Cosmo Tech. Under the terms of the Cosmo Agreement, the Company would become a wholly-owned subsidiary of Irish domiciled Cosmo Tech, which would change its name to Salix Pharmaceuticals, plc (“Salix plc”), and the Company’s stockholders would become stockholders of Salix plc. As a result of the transaction, the combined company would own Cosmo’s U.S. patents for rifamycin MMX, methylene blue MMX and Uceris (which the Company licensed from Cosmo and was one of the Company’s key products), and have specified rights of negotiation with respect to all products Cosmo or its affiliates sought to develop or commercialize in the U.S. In addition, the combined company would hold Cosmo’s patents for rifamycin MMX in several other countries. Closing of the Cosmo transaction was subject to several conditions, including the approval of the Company’s stockholders.

On June 27, 2014, the Chief Executive Officer of Party A contacted Ms. Logan with a request to meet. Ms. Logan scheduled a meeting with the Party A Chief Executive Officer to be held on July 29, 2014, which was discussed with the Board on July 7, 2014. At this meeting, the Party A Chief Executive Officer made an oral offer to acquire the Company at an all cash price of $180 per share, subject to Party A’s satisfactory completion of a due diligence review of the Company.

On July 30, 2014, the Board held a telephonic meeting, with representatives of Cadwalader participating. Ms. Logan reported on her meeting with the Party A Chief Executive Officer. The Board also determined to engage Centerview Partners LLC (“Centerview”) to serve as the Company’s financial advisor in connection with, among other things, the offer from Party A. The Prior Financial Advisor was not retained in connection with this matter because it was at the time engaged by Party A on certain other matters.

On August 13, 2014, the Board held an in person meeting, with representatives of Centerview and Cadwalader participating. Representatives of Cadwalader discussed with the Board the directors’ fiduciary duties in the context of considering and evaluating the Party A proposal. Representatives of Centerview discussed certain financial analyses with respect to the Company based on information provided by the Company. Following discussion, including the directors’ and the Company’s advisors’ expectation that Party A would be willing to increase its offer, the Board unanimously determined that Ms. Logan should advise Party A’s Chief Executive Officer that the $180 per share offer was insufficient to form the basis for discussions between the parties, including the commencement of due diligence by Party A, but that the Board would review any improved offer consistent with its fiduciary duties. Ms. Logan so advised Party A’s Chief Executive Officer on August 14, 2014.

On August 19, 2014, The Wall Street Journal reported that Party A had approached the Company with respect to a potential acquisition of the Company. That day, the closing price of the Shares was $160.80, an increase of approximately 15.5% over the previous day’s closing price of $139.17.

On August 20, 2014, the Party A Chief Executive Officer called Ms. Logan to communicate an increase in Party A’s proposal from $180 to $200 per share in cash. The Party A Chief Executive Officer advised that Party A’s intention was to be in a position to complete due diligence and announce a transaction within three weeks. Later that day, Ms. Logan updated the Board on the revised offer, and the Board agreed to meet in person on August 22, 2014 to evaluate the revised proposal.

On August 22, 2014, the Board held an in person meeting in which representatives of Centerview and Cadwalader participated. Representatives of Centerview discussed with the Board certain financial analyses with respect to the Company and the Party A offer based on information provided by the Company. The directors discussed whether, if the Company were to engage with Party A, the Company should also contact other potential acquirors. It was noted that despite media reports regarding Party A’s approach to the Company and a potential sale of the Company, the Company had not been contacted by any other potential bidder (other than an accountant and an investment banker purporting to represent a potential interested party). It was also noted that if the Board determined that the Party A offer presented a compelling and full price, the time it would take to conduct a pre-signing market check presented a substantial risk of Party A withdrawing its offer. After a detailed discussion, the Board unanimously authorized (i) Ms. Logan to contact the Party A Chief Executive Officer with a counter-offer at $210 per share, (ii) management to agree, subject to negotiation, and Board approval, of a definitive merger agreement, to an all-cash transaction at $205 per share or more (including agreeing to a period of exclusive negotiations at such price) and (iii) management to permit Party A to conduct due diligence on the Company.

On August 25, 2014, Ms. Logan conveyed the Board’s counter-offer of $210 per share, and advised that if Party A were willing to proceed at this price, the Company would be willing to enter into exclusive negotiations with Party A.

On August 26, 2014, the Party A Chief Executive Officer advised Ms. Logan that the Party A Board of Directors had initially viewed Party A’s $200 per share offer as its best and final offer, but that in exchange for a three week period of exclusivity, it would increase its offer to $205 per share, in cash. The Party A Chief Executive Officer noted that this offer was Party A’s best and final offer. Later that day, the Board held a telephonic meeting, with representatives of Centerview and Cadwalader participating, during which the Board approved the engagement with Party A with respect to a potential sale of the Company, including providing due diligence access to Party A, and granting Party A three weeks of exclusivity, in exchange for a price increase from $200 to $205 per share.

On August 27, 2014, Party A’s counsel provided the Company an initial draft merger agreement. On August 28, 2014, the Company and Party A entered into a confidentiality, standstill and exclusivity agreement (which standstill provisions terminated upon the Company entering into the Merger Agreement), and the Company provided Party A access to an electronic data room.

During the course of the next seven days, Party A conducted its due diligence review of the Company concurrently with the negotiation of the definitive merger agreement.

On September 4, 2014, Party A raised questions regarding the data provided by the Company with respect to in-channel inventory and advised the Company that Party A needed to conduct additional due diligence. On September 15, 2014, Party A advised the Company that it had become concerned with the levels of wholesaler inventory of the Company’s key products in the distribution channel. Further discussions regarding the potential transaction ceased while Party A further reviewed this matter.

On September 22, 2014, The New York Times reported that Party A was in discussions to acquire the Company.

On September 22, 2014, The Treasury Department and Internal Revenue Service issued Notice 2014-52 (the “Notice”), which reduced the tax benefits available after an inversion and made it more difficult for some U.S. companies to invert. The Notice did not require Congressional action and applied immediately to all inversions completed after September 21, 2014. As a result, the Notice created more uncertainty regarding the potential benefits the Company expected to achieve under the Cosmo Agreement.

On September 23, 2014, the Party A Chief Executive Officer advised Ms. Logan that Party A was decreasing its proposed purchase price to acquire the Company to $175 per share as a result of its review of wholesaler inventory levels of the Company’s key products.

Also on September 23, 2014, the Chief Executive Officer of Party B contacted Ms. Logan to express Party B’s interest in commencing discussions for Party B to acquire the Company.

On September 24, 2014, the Board met telephonically with representatives of Centerview and Cadwalader participating. The Board discussed Party A’s revised proposal and Party B’s invitation to discuss a potential acquisition of the Company by Party B. Following a detailed discussion, the Board unanimously determined to advise Party A that it was not willing to discuss a transaction at the substantially lower offer price, with the goal of compelling Party A to increase its offer. The Board also determined (with Mr. Chappell dissenting) to authorize management to respond to Party B’s invitation to discuss its potential acquisition of the Company in order to obtain additional information, including Party B’s proposed purchase price and anticipated timeline for entering into a transaction. Mr. Chappell expressed the view that the Company should instead refocus on the Company’s standalone plan if discussions with Party A were potentially going to be discontinued.

Following the Company’s response to Party A, Party A did not make any revised proposal or initiate any further contact with the Company until later contacted by the Company, as more fully described below.

On September 24, 2014, several media outlets reported on Party B’s interest in a potential acquisition of the Company. During intra-day trading, the Shares achieved their all-time high trading price of $172.98 per share.

On September 29, 2014, the Board met telephonically with representatives of Cadwalader participating. The Board discussed the pending Cosmo transaction. As a result of stories in the press regarding a potential sale of the Company and the issuance of the Notice by the Treasury Department and the Internal Revenue Service, representatives of Cosmo had contacted representatives of the Company and inquired whether the Company intended to terminate the Cosmo transaction. The Board discussed the rapidly changing political environment with respect to inversion transactions, the risk that future congressional action could substantially reduce or eliminate the benefits of the transaction to the Company and the risk that the Company’s stockholders would not approve the transaction. Following discussion, the Board unanimously determined to authorize and direct management to enter into an agreement with Cosmo to terminate the Cosmo transaction.

On September 30, 2014, Party B delivered a letter to the Company setting forth a preliminary proposal, subject to its completion of a satisfactory due diligence review of the Company, to acquire the Company at a price range of $178 to $185 per share, with 60% to 70% of the consideration to be paid in cash and the remainder in Party B stock.

On October 1, 2014, the Board met telephonically, with representatives of Centerview and Cadwalader participating, and discussed whether to authorize management to engage in discussions with Party B with respect to its proposal and to contact Party A to ascertain whether it remained interested in a potential acquisition of the Company. After a detailed discussion, (i) the Board determined (with Mr. Chappell dissenting) to authorize management to allow Party B to perform due diligence and negotiate with Party B with respect to its proposal and (ii) the Board unanimously agreed to authorize Company management to contact Party A to ascertain whether Party A remained interested in a potential transaction.

On October 2, 2014, the Company entered into a termination agreement with Cosmo, Cosmo Tech and certain of their affiliates wherein the parties mutually agreed to terminate, effective immediately, the Cosmo Agreement. In consideration of the termination of the Cosmo Agreement, the Company paid Cosmo Tech $25 million, and the parties agreed to mutually release each other and certain related persons in respect of matters relating to the Cosmo Agreement and the transactions contemplated thereby.

On October 3, 2014, the Company entered into a confidentiality and standstill agreement with Party B (which standstill provisions terminated upon the Company entering into the Merger Agreement), and provided Party B access to an electronic data room. On October 7, 2014, the Company’s management conducted a management presentation for Party B. On October 9, 2014, the Chief Executive Officer of Party B advised Ms. Logan that Party B would not be proceeding with a transaction, citing concerns with the transaction from an antitrust perspective.

On October 13, 2014, the Chief Executive Officer of Party A advised Ms. Logan that Party A would not be proceeding with a transaction at the time, but may re-approach the Company after the Company’s announcement of third quarter earnings.

During the period following Party A’s expression of potential concerns regarding the levels of wholesaler inventory of the Company’s key products in the distribution channel, management, under the direction of the Board, engaged in a detailed review of the facts and circumstances with respect to the inventory levels of the Company’s key products, including whether such facts and circumstances raised any significant accounting concerns or impacted the Company’s reported financials. On October 14, 2014, the Board directed the Audit Committee of the Board (the “Audit Committee”) to conduct a review (with outside counsel retained by the Audit Committee) with respect to inventory-related disclosures and related matters.

On November 6, 2014, in connection with the release of the Company’s financial and operating results for the quarter ended September 30, 2014, the Company announced wholesaler inventory levels for certain of its key products that were in excess of the amounts indicated by the Company’s Chief Financial Officer on previous investor conference calls. The Company also announced that it was negotiating with its principal wholesalers to enter into distribution services agreements for each of the products in its portfolio, and that it expected that these agreements, when finalized, would enable the Company to achieve its objective of predictably and deliberately reducing wholesaler inventory levels of Xifaxan 550, Apriso and Uceris to approximately 3 months at or before the end of 2016, depending on future demand for these products.

The Company also announced that the Audit Committee had retained outside counsel and was conducting a review of issues related to management’s prior characterizations of wholesaler inventory levels. The Company stated that it had notified the Securities and Exchange Commission that the Audit Committee was conducting this review. The Company also announced on November 6, 2014 that its Chief Financial Officer had resigned, that Timothy Creech, the Company’s Senior Vice President, Finance and Administrative Services, had been appointed as Acting Chief Financial Officer and that the Company had retained a nationally recognized executive search firm to assist the Company in identifying an individual to serve as the Company’s Chief Financial Officer in a permanent capacity to help formulate and execute the Company’s financial strategy to successfully navigate the Company’s continued growth.

At the open of trading on November 7, 2014, the Shares opened at a price of $90.17 per share, an approximately 35% reduction from the closing price of $138.55 on November 6, 2014, immediately prior to the Company’s announcements regarding its wholesaler inventory levels and the Audit Committee review. The Shares closed at a price of $91.47 per share on November 7, 2014.

Shortly following the Company’s announcement, the Chief Executive Officer of Party A contacted Ms. Logan to inquire whether the Company would be interested in reengaging with Party A to discuss a potential acquisition of the Company by Party A, and proposed a meeting between senior management of the Company and Party A to be held on November 20, 2014. On November 13, 2014, the Board authorized management to attend the meeting with Party A, and Ms. Logan advised the Party A Chief Executive Officer accordingly.

On November 17, 2014, Party A and Party B announced that they had entered into a definitive agreement pursuant to which Party B would acquire Party A.

Following the Company’s announcements on November 6, 2014, the Company and the Board took significant steps to address and remediate the issues raised by the Company’s wholesale inventory levels and to ensure that the Company was positioned to continue to execute on its long-term strategy as an independent company. In addition, the Company’s management was notified, through an investment banking relationship, that Party C had an interest in exploring a potential acquisition of the Company. Representatives of Centerview also were informed by Party D that it had interest in a potential acquisition of the Company.

On November 18, 2014, the Board held a telephonic meeting in which representatives of Cadwalader participated. The Board discussed whether the Company should conduct a market check with respect to a potential sale of the Company. The directors discussed in detail the risks facing the Company on a standalone basis. The risks discussed by the directors at this meeting, and future meetings of the Board at which a potential sale of the Company was considered, included, without limitation: (i) risks relating to the pending Audit

Committee review and the matters which are the subject of such review, including the risk of adverse action by the SEC and that the Company’s major wholesale distributors may cease purchasing the Company’s products; (ii) the possibility that Food and Drug Administration (“FDA”) approval of Xifaxan 550 for the treatment of irritable bowel syndrome with diarrhea (“IBS-D”) — a core driver of potential growth in the Company’s long-term plan — could be delayed or would not be obtained at all; (iii) the possibility that even if FDA approval of Xifaxan 550 for the treatment of IBS-D was obtained, as a result of the other challenges facing the Company it may be unable to launch the product with the same level of success as originally anticipated; (iv) the risks of generic competition, including with respect to the significant contribution to the Company’s earnings by a single product, Xifaxan 550; and (v) liquidity risk relating to the fact that the Company’s $345.0 million in convertible senior notes due May 15, 2015 (the “2015 Notes”) were coming due in the near term, and that the Company may not have adequate liquidity to be able to pay off the 2015 Notes and continue to operate its business in the ordinary course.

On November 22, 2014, the Board held a telephonic meeting, in which representatives of Centerview and Cadwalader participated. Representatives of Centerview discussed a preliminary valuation analysis of the Company based on information provided by the Company, as well as an illustrative list of potential buyers of the Company. Following a detailed discussion, the Board determined, with Mr. Chappell dissenting, to authorize management, through the Company’s financial advisors, to contact potential buyers in the near term to determine whether there was interest in acquiring the Company. Mr. Chappell expressed the view that the Company should instead focus on the Company’s standalone plan. In making this determination, the Board discussed that no decision was being made to sell the Company, but rather the Board was seeking information regarding potential interest of third parties in acquiring the Company while the Company continued to implement its standalone plan. The Board also authorized management to contact J.P. Morgan Securities LLC (“J.P. Morgan”) to retain J.P. Morgan as the Company’s financial advisor, in addition to Centerview, in connection with a potential sale of the Company. The Board believed that having two financial advisors would broaden the depth of contacts with potential bidders and increase the opportunity to maximize stockholder value in the event of a potential sale of the Company.

At the November 22, 2014 meeting, Ms. Logan also updated the Board on discussions with the Company’s primary wholesalers regarding entering into distribution services agreements, as well as the timing for reducing wholesaler inventory levels of the Company’s key products.

On November 24, 2014, the Company announced that it had engaged a nationally recognized search firm to conduct a comprehensive search to assist the Company in identifying experienced, highly qualified individuals to serve as independent members of the Board. The Company noted that the search process would seek to identify proven business leaders with complementary and relevant expertise to increase the depth, skillset and perspective of the Board.

On December 1, 2014, the Board held a telephonic meeting in which representatives of Centerview and Cadwalader participated. The Board discussed issues surrounding the upcoming maturity of the 2015 Notes and potential solutions, as well as the Company’s upcoming liquidity needs. The Board also discussed completing the previously announced reduction of wholesaler inventory levels of the Company’s key products more rapidly than previously planned. Representatives of Centerview also reported on recent conversations with two parties — Party D and Party F — who had expressed interest in a potential acquisition of the Company.

On December 4, 2014, the Board held a telephonic meeting attended by representatives of Centerview, J.P. Morgan and Cadwalader. Representatives of Centerview and J.P. Morgan discussed with the directors a list of 14 potential interested parties in connection with a potential sale of the Company. The list was divided into three tiers based, in the financial advisors’ judgment, on the prospective bidders’ financial capability to complete a transaction, likelihood of interest based on strategic fit and history of successfully executing transactions. Following deliberation, the Board authorized the Company’s financial advisors to contact five parties — Party C, Party D, Party E, Party F and one additional party — all of whom, except for Party E, were included in the first tier of the list discussed with the Board. Party E was included based on the Board’s belief that as a result of other relationships with the Company, Party E may have a high interest in a potential transaction. The Board determined that one of the parties included in the first tier would not be contacted as a result of competitive concerns.

Each of Party C, Party D, Party E and Party F expressed interest in evaluating a potential transaction with the Company. The fifth party advised that it was not interested in pursuing a potential transaction. On December 11, 2014, the Company entered into a confidentiality and standstill agreement with each of Party C and Party E. On December 16, 2014, the Company entered into a confidentiality and standstill agreement with Party F (which standstill provisions terminated upon the Company entering into the Merger Agreement). The Company’s management conducted management presentations for each of Party C, Party E and Party F during the week of December 15, 2014.

On December 8, 2014, the Board held an in person meeting, in which representatives of Centerview and Cadwalader participated. The Board engaged in a detailed discussion regarding a financial plan developed by Company management with respect to the Company’s financial and strategic direction on a standalone basis. The Board believed that it was appropriate for the Company to develop this financial plan to take into account its intention to reduce wholesaler inventory levels of its key products and the impact thereof on its business and operations. The financial plan included financial forecasts for the remainder of 2014, 2015 and 2016, with the expectation that the Company would accelerate the reduction of wholesaler inventory levels of the Company’s key products, as previously discussed by the Board. In reviewing the financial plan, the Board considered the factors that could cause actual results to be better than those projected in the financial plan, including (i) FDA approval of Xifaxan 550 for the treatment of IBS-D, (ii) discounts to the prices paid by the Company’s principal wholesalers for the Company’s products that are less than those projected and (iii) prescription demand for the Company’s products in excess of that projected.

In addition, the Board discussed with management in detail the factors that could cause actual results to be worse than those projected, including (i) the Company’s primary wholesalers refusing to purchase the Company’s products as a result of the matters which are the subject of the Audit Committee review, or such wholesalers being unwilling to purchase such products other than at discounts that are higher than those projected, (ii) the Company’s primary wholesalers requiring payment terms for the Company’s products that allow them a longer timeframe to make payments to the Company relative to the timeframe assumed in the financial plan, and (iii) prescription demand for the Company’s products being less than projected. The Board discussed how any one or more of these negative factors could impact the Company’s liquidity and operations, and the impact on the Company’s ability to successfully launch Xifaxan 550 for the treatment of IBS-D if and when FDA approval for such product was obtained, as well as the Company’s ability to pay the 2015 Notes when due. It was noted that the 2015 Notes would be coming due at around the same time the Company was preparing for the launch of Xifaxan 550 for the treatment of IBS-D, meaning that two events requiring significant Company liquidity would be occurring substantially concurrently. The Board also discussed that covenants contained in the Company’s credit agreement placed constraints on the ability to refinance the 2015 Notes.

At the end of the meeting, Ms. Logan and representatives of Centerview also updated the Board on discussions to date with potential buyers.

Also on December 8, 2014, the Company and Centerview entered into an amendment to Centerview’s engagement letter pursuant to which, in addition to the services already being provided by Centerview, Centerview would, as requested by the Company, provide the Company with general financial advice, planning and assistance in connection with the Company’s business and operations.

On December 16, 2014, the Company announced that it was working cooperatively with its principal pharmaceutical wholesalers to accelerate the reduction of wholesaler inventory levels of Xifaxan 550, Apriso and Uceris to the Company’s target of approximately three months by the end of 2015 — one year earlier than previously announced. Accordingly, the Company withdrew its previously-issued guidance for the fourth quarter of 2014 and full year 2014. Based on the Company’s accelerated inventory reduction plan and the expectation of finalizing distribution services agreements with its principal wholesalers in the first quarter of 2015, the Company also provided preliminary financial guidance for the full years 2015 and 2016.

Concurrently with the announcement of its accelerated inventory reduction plan, the Company announced that on December 15, 2014, the FDA provided written notice to the Company that it had extended the Prescription Drug User Fee Act (“PDUFA”) Action Date for Xifaxan 550 for the treatment of IBS-D from February 28, 2015 to May 27, 2015. The Company noted that while it remained confident that FDA approval of Xifaxan 550 for the treatment of IBS-D would be obtained, there was no assurance that FDA approval would be obtained in a timely manner or at all.

On December 19, 2014, the Chief Executive Officer of Party D provided orally to Ms. Logan an initial indication of interest to acquire the Company at a price per share of $150. The consideration would be in the form of an unspecified mix of cash and Party D stock, and the proposal was subject to Party D completing a satisfactory due diligence review of the Company. Later that day, the Board met, with representatives of the Company’s advisors participating, and determined that the Company should enter into a confidentiality agreement with Party D and that management should conduct a management presentation for Party D.

On December 24, 2014, the Company and Party D entered into a confidentiality and standstill agreement (which standstill provisions terminated upon the Company entering into the Merger Agreement), and on December 30, 2014, the Company provided Party D access to an electronic data room.

On January 5, 2015, after the close of trading, the Company announced that Ms. Logan would retire as President and Chief Executive Officer, and as a director, of the Company, effective January 30, 2015, and that, upon her retirement, Thomas D’Alonzo, the Chairman of the Board, would be named Acting Chief Executive Officer, and William Bertrand, Jr., the Company’s Senior Vice President and General Counsel, would be named Acting Chief Operating Officer. The Company also stated that it intended to retain a nationally recognized executive search firm to assist the Company in identifying a highly qualified, experienced pharmaceutical executive to lead the Company on a going-forward basis.

Several analysts speculated that Ms. Logan’s retirement signaled that the Company was up for sale. On January 5, 2015, the closing price of the Shares was $112.84, and on January 6, 2015, the Shares closed at $115.99 per share. The Company’s share price continued to increase over the next several days, closing at $120.19 on January 16, 2015, an approximately 6.5% increase over the closing price immediately prior to the announcement of Ms. Logan’s retirement.

On January 9, 2015, the Company conducted a management presentation for Party D.

Also on January 9, 2015, a representative of Centerview spoke with the Chief Executive Officer of Party C, who communicated orally an indication of interest to acquire the Company at a price per share of between $135 and $140, comprised of a mix of approximately 25% cash and 75% Party C shares, subject to completion of a satisfactory due diligence review of the Company.

On January 12, 2015, members of the Company’s management team met with representatives of Party F. Following the meeting, the Chairman of Party F provided Mr. D’Alonzo a written non-binding indication of interest for Party F to acquire the Company at a price per share of between $135 and $145. The consideration would be in the form of an unspecified mix of cash and Party F shares, and the indication of interest was subject to Party F’s completion of a satisfactory due diligence review of the Company and the Company’s timely filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 with the unqualified audit opinion of the Company’s independent registered public accounting firm with respect to the Company’s financial statements and internal controls over financial reporting.

On January 13, 2015, certain members of Company management met with representatives of Party E to discuss Party E’s interest in a potential transaction. No offer for the Company was communicated by Party E during this meeting.

On January 15, 2015, a representative of Party D advised Company management that the Party D Board of Directors would be meeting on February 11, 2015 to discuss a potential acquisition of the Company, and that Party D would provide a revised offer for the Company at that time.

On January 17, 2015, the Board met telephonically, with representatives of Centerview, J.P. Morgan and Cadwalader participating, and discussed the status of the various parties’ interest in the Company. The directors discussed, based on the initial indications of interest received from Party C and Party F, whether to provide access to the data room to such parties. The Company’s financial advisors reported to the directors that there was speculation in the marketplace regarding interest in a potential acquisition of the Company by Valeant and Party G. The Board authorized management and the Company’s financial advisors to engage with Valeant and Party G to ascertain their interest in a potential acquisition of the Company.

Also at the January 17, 2015 Board meeting, the directors discussed a potential transaction involving the 2015 Notes to alleviate the pressures on the Company’s liquidity position resulting from the 2015 Notes becoming due in the near term, and received an update on the search for new independent directors.

On January 19, 2015, representatives of Party E advised the Company that Party E was no longer pursuing a potential acquisition of the Company in light of the size of the Company relative to the size of Party E.

On January 19, 2015 and January 20, 2015, the Company granted Party F and Party C, respectively, access to the Company’s electronic data room.

On January 20, 2015, Reuters reported that the Company was working with Centerview to explore its options, including a potential sale to a larger drug maker. The closing price of the Shares on January 20, 2015 was $125.83, an approximately 4.7% increase from the previous closing price of $120.19, and an approximately 11.5% increase from the closing price immediately prior to the announcement of Ms. Logan’s retirement and the resulting analyst speculation regarding a potential sale of the Company.

Later in the day on January 20, 2015, a representative of J.P. Morgan contacted J. Michael Pearson, Chairman of the Board of Directors and Chief Executive Officer of Valeant, to ascertain Valeant’s interest in a potential acquisition of the Company. Mr. Pearson indicated that Valeant would be interested in conducting due diligence in order to evaluate a potential transaction between the two companies. Mr. Pearson subsequently spoke later that evening with Mr. D’Alonzo and discussed Valeant’s interest in exploring a possible transaction between the two companies. Mr. Pearson indicated that if Valeant were to pursue a transaction, it expected to pursue one on an all-cash basis and would be interested in moving quickly. The Company entered into a confidentiality and standstill agreement with Valeant, effective January 20, 2015, and granted Valeant access to the Company’s electronic data room on January 21, 2015.

On January 20, 2015, the financial advisor for Party G contacted a representative of Centerview, and on January 22, 2015, the Chief Executive Officer of Party G contacted Mr. D’Alonzo, to indicate Party G’s interest in a potential acquisition of the Company. On January 26, 2015, Party G provided the Company with a written expression of interest that indicated that Party G would be willing to pay a customary transaction premium to the Company’s unaffected trading price, but did not contain a specific value or value range for the Company.

On January 28, 2015, representatives of Valeant attended a management presentation given by Company management.

Also on January 28, 2015, the Company announced that the Audit Committee, after discussion with management and the Company’s independent registered public accounting firm, Ernst & Young LLP (“EY”), concluded that the Company’s previously issued audited consolidated financial statements for the year ended December 31, 2013 and the previously issued unaudited consolidated financial statements for the fiscal quarters ended March 31, June 30, and September 30, 2014, and the disclosures and related communications for each of those periods, required correction of certain errors and should no longer be relied upon. The Company advised that (i) management’s report on internal controls over financial reporting for the year ended December 31, 2013 should no longer be relied upon, (ii) EY’s opinion on the consolidated financial statements for the year ended December 31, 2013, as well as EY’s opinion on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013, should no longer be relied upon, (iii) in light of the Audit Committee’s review, the Company and the Audit Committee were reevaluating the Company’s internal control over financial reporting and its disclosure controls and procedures and (iv) Company management, in consultation with the Audit Committee, determined that material weaknesses existed in the Company’s internal control over financial reporting and that disclosure controls and procedures were ineffective at December 31, 2013 and through December 31, 2014.

The Company also announced that immediately prior to filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, the Company would restate the financial results contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and the previously unaudited financial statements and other financial information contained in the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2014, and the disclosures and related communications for these periods.

On January 31, 2015, the Board met telephonically, with representatives of Centerview, J.P. Morgan and Cadwalader participating, and discussed the status of the Company’s discussions with Valeant, Party C, Party D, Party F and Party G.

Later in the day on January 31, 2015, the Company entered into a confidentiality and standstill agreement with Party G (which standstill provisions terminated upon the Company entering into the Merger Agreement). On February 2, 2015, the Company granted Party G access to the Company’s electronic data room and on February 9, 2015, representatives of Party G attended a management presentation given by Company management.

Over the course of the month of February, on a daily basis, the Company’s management team and advisors responded to supplemental due diligence requests from each of Valeant, Party C, Party D, Party F and Party G, and conducted conference calls with each of such parties and their respective advisors with respect to various due diligence matters, including the pending Audit Committee review and the restatements of previous financial statements.

On February 3, 2015, the Board held an in person meeting which was also attended by representatives of Centerview, J.P. Morgan and Cadwalader. At the meeting, the Board discussed preliminary draft financial projections for the Company prepared by Company management, and determined that the Board would further review such projections and provide feedback to management. Representatives of Cadwalader then discussed with the directors the antitrust profile of potential transactions with the various interested parties. Next, the Company’s financial advisors discussed with the Board various public market perspectives of the Company, a review of the trading multiples of certain companies deemed comparable to the Company in the judgment of the Company’s financial advisors and a review of the financial terms of certain recent transactions deemed comparable to a potential sale of the Company in the judgment of the Company’s financial advisors.

On February 6, 2015, Party C submitted to the Company a non-binding written proposal to acquire the Company for $150 per share, payable $45 per share in cash and $105 per share in Party C shares, subject to the completion of due diligence. Mr. D’Alonzo advised Party C’s Chief Executive Officer that the Board would consider Party C’s proposal, but that his belief was that the Board would not accept a proposal at that price.

Also on February 6, 2015, Mr. Pearson discussed with a representative of J.P. Morgan that Valeant may deliver an oral non-binding indication of interest at $150 per share.

At a meeting on February 8, 2015 among Mr. D’Alonzo, Mr. Pearson and Robert Ingram, Valeant’s lead independent director, Mr. Pearson conveyed an oral non-binding indication of interest to acquire the Company for $150 per share in cash. Mr. D’Alonzo advised Messrs. Pearson and Ingram that he would present their proposal to the Board, but that his belief was that the Board would not accept a proposal at that price. Mr. Pearson advised Mr. D’Alonzo that he was reviewing other potential acquisitions, and that if a transaction did not present itself quickly he would refocus Valeant’s efforts on those other opportunities.

On February 11, 2015, representatives of Cadwalader sent to representatives of Sullivan & Cromwell LLP (“Sullivan & Cromwell”), Valeant’s counsel, a draft merger agreement. The merger agreement was structured as an all-cash tender offer by a subsidiary of Valeant to acquire all of the Shares, followed by a merger of such subsidiary with and into the Company, with the Company surviving as a wholly owned subsidiary of Valeant, pursuant to Section 251(h) of the DGCL.

Also on February 11, 2015, Cadwalader sent to representatives of Party D, through J.P. Morgan, a draft merger agreement. The merger agreement was structured as a one-step merger, with the consideration consisting of a combination of cash and Party D shares.

Later that day, the Chief Executive Officer of Party D called Mr. D’Alonzo and advised him that the Party D Board of Directors had met, but that Party D was not yet prepared to specify a price for the Company. Party D’s Chief Executive Officer relayed certain additional due diligence requests and raised the possibility that a portion of the transaction consideration would need to be contingent on the Company receiving FDA approval of Xifaxan 550 for the treatment of IBS-D. Party D did not indicate when it would be prepared to specify a price for the Company, despite Mr. D’Alonzo’s request.

On February 12, 2015, Bloomberg reported that Valeant had secured financing for a potential acquisition of the Company. The closing price of the Shares on February 12, 2015 was $149.18, an approximately 3.9% increase from the previous day’s closing price of $143.34.

Later on February 12, 2015, Party F advised that it would no longer pursue a potential transaction due to Party F’s lack of interest in proceeding in a competitive multi-party process.

On February 12, 2015, Mr. Pearson requested to both Mr. D’Alonzo and representatives of J.P. Morgan that the Company provide a counterproposal to Valeant’s all cash $150 per share proposal by February 17, 2015, the date of the Board meeting to discuss the proposal, or he would withdraw his interest in the Company and pursue other potential transactions available to Valeant.

On February 13, 2015, representatives of Sullivan & Cromwell distributed to representatives of Cadwalader a revised draft merger agreement. Among other things, the revised draft merger agreement included a proposed termination fee of 4.0% of the enterprise value of the Company in the transaction (approximately $544 million based on Valeant’s then $150 per share offer, and approximately $572 million based on the ultimate transaction price), payable by the Company if the merger agreement was terminated under certain circumstances. The Sullivan & Cromwell draft accepted the tender offer structure proposed by the Company in its initial draft in order to reduce the time period between signing and closing and also accepted the Company’s draft provisions with respect to antitrust matters, which would require Valeant to agree to divestitures if necessary in order to obtain antitrust approval.

On February 14, 2015, the Board met telephonically, with representatives of Centerview, J.P. Morgan and Cadwalader present. At the meeting, the Board unanimously approved the revised financial projections prepared by Company management based on feedback received from the Board after the February 3, 2015 Board meeting. These projections were not provided to Valeant or any other potential acquiror of the Company. The Board-approved projections are further described in “Item 8. Additional Information — Certain Management Projections.”

During the week of February 16, 2015, representatives of Centerview and J.P. Morgan contacted representatives of Party C, Party D and Party G several times to advise them that they needed to, in the case of Party D and Party G, submit a proposed price to acquire the Company, and, in the case of Party C, increase its proposed purchase price, and, in each case that they needed to be prepared to move more quickly if they were to be successful in reaching an agreement with the Company.

On February 17, 2015, the Board met in person, with representatives of Centerview, J.P. Morgan and Cadwalader participating. The directors and the Company’s advisors discussed potential responses to Valeant’s $150 per share proposal. Representatives of Cadwalader reviewed the Board’s fiduciary duties in the context of a possible sale of the Company. The directors next discussed with the Company’s advisors the process with the potential bidders to date, including that:

•	five parties were initially invited to conduct due diligence on the Company, one of whom declined interest and two of whom (Party E and Party F) had since withdrawn their interest;

•	two additional parties (Valeant and Party G) had joined the process in late January;

•	of the three remaining parties (in addition to Valeant),

•	Party D and Party G had not yet submitted proposals on valuation since commencing due diligence, nor had either provided a timeframe for doing so, despite repeated requests from the Company and its financial advisors,

•	Party C had submitted a proposal at $150 per share with a substantial stock component and an indication that there was little room to increase the proposed purchase price,

•	each of Party C and Party D would require the approval of its shareholders to complete an acquisition of the Company, which would increase the time period from signing to closing and create additional execution risk relative to a transaction with Valeant, which did not require shareholder approval, and

•	transactions with each of Party D and Party G presented additional antitrust risk relative to a transaction with Valeant, including the potential for an extended regulatory review and, in the case of Party D, required divestitures;

•	as a result of the Reuters and Bloomberg articles, there was substantial market speculation regarding a potential sale of the Company, such that other parties would likely have already approached the Company if interested in pursuing a transaction, and none had done so; and

•	Mr. Pearson had requested that the Company provide a counterproposal to Valeant’s offer that day, or Valeant would cease its pursuit of a potential transaction.

Representatives of Centerview and J.P. Morgan then each presented certain preliminary financial analyses with respect to the Company based on management’s financial projections approved by the Board on February 14, 2015. The directors discussed the analyses presented by the Company’s financial advisors, the process with the other bidders to date and the challenges facing the Company on a standalone basis, including with respect to (i) risks relating to the Audit Committee review and the matters which are the subject of such review, including wholesaler purchasing risk and the impact on liquidity, (ii) risks relating to the Company’s ability to retain a qualified permanent Chief Executive Officer and Chief Financial Officer, (iii) risks relating to the approval and launch of Xifaxan 550 for the treatment of IBS-D and (iv) risks relating to generic competition, in each case as more fully described below under “— Reasons for Recommendation.” Following this discussion, the Board, with Mr. Chappell dissenting, authorized Mr. D’Alonzo to make a counterproposal to Mr. Pearson at a price of $160 per share, and authorized Mr. D’Alonzo to accept a price, subject to negotiation of a definitive agreement to be approved by the Board, of not less than $155 per share. Mr. Chappell dissented because, in his opinion, the Board had not sufficiently analyzed the prospects for the Company on a standalone basis relative to a potential sale.

Following the meeting, Mr. D’Alonzo called Mr. Pearson and advised him that the Company would be willing to negotiate a merger agreement at a price per share, in cash, of $160 per share. Mr. Pearson advised Mr. D’Alonzo that he expected to have fully committed financing by Friday, February 20, 2015, and that Valeant’s financing structure had been vetted with Valeant’s rating agencies. A few hours later, Mr. Pearson called Mr. D’Alonzo to indicate that Valeant would be prepared to offer $155 per share so long as the transaction could be executed by the end of the weekend. Mr. D’Alonzo then called Mr. Pearson again and the two parties agreed to proceed on a non-exclusive basis with negotiating a merger agreement, subject to the approval of the boards of directors of the respective companies, based on a transaction pursuant to which Valeant would acquire the Company for $158 per share in cash.

Later that day, representatives of Cadwalader distributed a revised draft of the merger agreement to representatives of Sullivan & Cromwell. The revised merger agreement provided for a termination fee of 3.0% of the equity value of the Company in the transaction (approximately $356.4 million).

On February 18, 2015, members of Company management, as well as one of the Company’s independent directors, attended a presentation by Party C management regarding the business and prospects of Party C in light of the substantial stock component of the Party C proposal. At this meeting, the Party C Chief Executive Officer indicated that Party C was not currently prepared to increase its offer price.

Later on February 18, 2015, representatives of Cadwalader and Sullivan & Cromwell held a conference call to discuss the terms of the merger agreement.

On February 19, 2015, representatives of Sullivan & Cromwell distributed a revised draft of the merger agreement to Cadwalader. The revised draft included a termination fee of 3.5% of the equity value of the Company in the transaction (approximately $415.9 million), plus up to $50 million in expense reimbursement for Valeant. Later that afternoon, the parties’ respective legal advisors held a conference call to discuss the revised draft merger agreement.

Early in the morning of February 20, 2015, representatives of Cadwalader distributed a revised draft of the merger agreement to representatives of Sullivan & Cromwell. The revised draft included a termination fee of $356.4 million, representing approximately 3.0% of the equity value of the Company in the transaction, plus up to $50 million in expense reimbursement for Valeant, which represented the amounts included in the final Merger Agreement. Later that morning, representatives of Cadwalader and Sullivan & Cromwell held a conference call during which they substantially finalized the merger agreement.

In addition to the discussions surrounding the termination fee, the principal points of negotiation of the terms of the merger agreement included the scope of the Company’s representations and warranties and related disclosure obligations, the Company’s obligations between signing and closing, including restrictions relating to non-solicitation and the recommendation of the Board with respect to the Offer and the Merger and restrictions with respect to employee matters, including the payment of 2014 annual bonuses and new hires and promotions, the exclusion of certain items, including the pending Audit Committee review and the matters which are the subject of such review, from the bringdown of the representations and warranties relating to an absence of a material adverse effect on the Company and the right for the Company on behalf of its stockholders to pursue damages (including, to the extent proven, damages based on loss of the economic benefit of the transactions contemplated by the merger agreement to the Company’s stockholders).

On the afternoon of February 20, 2015, the Board of Directors of Valeant met to approve the acquisition of the Company.

Later that afternoon, the Board held a telephonic meeting to consider the proposed transaction with Valeant. Representatives of Centerview, J.P. Morgan and Cadwalader also participated in the meeting. At the meeting, representatives of Cadwalader reviewed the proposed transaction structure and timing and summarized the key terms of the merger agreement. Next, representatives of Centerview and J.P. Morgan presented their financial analyses and rendered their respective oral opinions to the Board, subsequently confirmed in writing, to the effect that, as of February 20, 2015, and subject to the factors, assumptions, matters considered and limitations and qualifications described in the respective written opinions, the consideration of $158 per share in cash to be paid to the holders of Shares (other than as specified in the respective opinions) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described under the caption “— Opinions of the Company’s Financial Advisors” below. The Company’s financial advisors then left the meeting. The Board then discussed whether to approve the entry into the merger agreement with Valeant. Following this discussion, the Board, with Mr. Chappell dissenting without explanation, (i) determined that the transactions contemplated by the merger agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

Later that night, the Company, VPI, Purchaser and, solely for certain specified purposes set forth in the Merger Agreement, Valeant, executed and delivered the Merger Agreement. On February 22, 2015, the Company and Valeant issued a joint press release announcing the execution of the Merger Agreement.

On March 4, 2015, Purchaser commenced the Offer.

On March 6, 2015, Valeant authorized the Company to waive, and the Company sent notices waiving, the standstill obligations of Party C and Party E under their confidentiality agreements.

Reasons for Recommendation

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with the senior management of the Company, as well as representatives of Centerview, J.P. Morgan and Cadwalader. In the course of making the determination that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer, the Board considered numerous factors, including the following non-exhaustive list of material factors and benefits of the Offer and the Merger, each of which the Board believed supported its determination and recommendation:

•	Business and Financial Condition of the Company; Risks Facing the Company. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects for, and risks (both near term and long term) facing, the Company as a standalone entity. Among other things, the Board considered:

•	Wholesale Distributor Purchasing and Liquidity Risk. The Board considered that as a result of the Audit Committee review, and potential events arising out of the Audit Committee review and the matters which are the subject of such review, the Company’s major wholesale distributors may cease purchasing the Company’s products, which would further impair the Company’s liquidity position and adversely impact the Company’s ability to pay the 2015 Notes when due, the ability of the Company to successfully launch Xifaxan 550 for the treatment of IBS-D, if and when approved, and the ability of the Company to otherwise operate in the ordinary course.

•	Management Risk. Upon the resignation of the Company’s former Chief Financial Officer and the retirement of Ms. Logan, the Company retained executive search firms to identify a permanent Chief Financial Officer and Chief Executive Officer, respectively. The Board considered that the Company may be unable to identify a qualified permanent Chief Executive Officer or a permanent Chief Financial Officer to lead management of the Company’s future operations and development of pipeline products.

•

Risks Relating to Xifaxan 550 for the Treatment of IBS-D. The Board considered the possibility that FDA approval of Xifaxan 550 for the treatment of IBS-D could be delayed beyond the currently scheduled PDUFA Action Date, as well as the possibility that FDA approval would not be obtained at all. The Board also considered that in light of the Company’s management search and limitations on its liquidity position, if FDA approval were received the Company may not be able to launch the product with the same level of success as previously anticipated.

•	Generic Competition. The Board considered the risks of generic competition in the pharmaceutical industry, which were heightened in the case of the Company as a result of the significant contribution to the Company’s earnings by a single product, Xifaxan 550.

•	Results of Process Conducted. The Board considered the results of the process that had been conducted by the Company with respect to other potential acquirors, including the following facts:

•	five parties were initially invited to conduct due diligence on the Company, one of whom declined interest and two of whom (Party E and Party F) had since withdrawn their interest;

•	two additional parties (Valeant and Party G) had joined the process in late January;

•	of the three remaining parties (in addition to Valeant),

•	Party D and Party G had not yet submitted proposals on valuation since commencing due diligence, nor had either provided a timeframe for doing so, despite repeated requests from the Company and its financial advisors,

•	Party C had submitted a proposal at $150 per share with a substantial stock component and had advised the Company that it was not prepared to increase its offer at the time,

•	each of Party C and Party D would require the approval of its shareholders to complete an acquisition of the Company, which would increase the time period from signing to closing and create additional execution risk relative to a transaction with Valeant, which did not require shareholder approval, and

•	transactions with each of Party D and Party G presented additional antitrust risk relative to a transaction with Valeant, including the potential for an extended regulatory review and, in the case of Party D, required divestitures;

•	as a result of the Reuters, New York Times and Bloomberg articles, there was substantial market speculation regarding a potential sale of the Company, such that other parties would likely have already approached the Company if interested in pursuing a transaction, and none had done so; and

•	Mr. Pearson had requested that the parties be prepared to execute a transaction by the end of the weekend in which the Merger Agreement was announced or Valeant would terminate its discussions with the Company and move on to other opportunities. See “— Background of the Offer” above.

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents a 31.5% premium over the trading price at which the Shares closed on January 16, 2015, the last trading day before Reuters reported that the Company was working with Centerview to explore its options, including a potential sale;

•	the fact that the Offer Price represents a 34.8% premium over the average trading price for the Shares for the one-month period ending January 16, 2015;

•	the fact that the Offer Price represents a 44.7% premium over the average trading price for the Shares from the date the Company released its third quarter earnings and announced the Audit Committee review through January 16, 2015; and

•	the Board’s belief that it obtained Valeant’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•	Centerview’s and J.P. Morgan’s Fairness Opinions and Related Analyses. The Board considered the oral opinions of Centerview and J.P. Morgan delivered to the Board on February 20, 2015, which were subsequently confirmed in writing, to the effect that, as of February 20, 2015, and subject to the factors, assumptions, matters considered and limitations and qualifications described in the respective written opinions, the consideration of $158 per share in cash to be paid to the holders of Shares (other than as specified in the respective opinions) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Centerview’s and J.P. Morgan’s written opinions are more fully described below under the caption “— Opinions of the Company’s Financial Advisors.”

•	Certainty of Consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

•	Speed of Completion. The Board considered that the Offer, followed by the second-step Merger for the same cash consideration offered to Company stockholders in the Offer, would allow holders of Shares to obtain the benefits of the transaction more quickly than would be likely in a one-step merger transaction. The Board also considered the timelines of transactions with other interested parties based on the type of consideration and the regulatory profile of such transactions. The Board considered that given the various risks facing the Company, as more fully described above, the potential speed afforded by this transaction structure was to the benefit of the Company’s stockholders.

•	Likelihood of Completion; Certainty of Payment. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer and the Merger and the fact that VPI had received fully committed financing for the transactions contemplated by the Merger Agreement;

•	the reputation and financial condition of Valeant, and Valeant’s general ability to complete acquisition transactions;

•	the fact that the conditions to the Offer and Merger are specific and limited in scope;

•	the fact that VPI and Purchaser would not be permitted to refuse to close the Offer or the Merger, or to terminate the Merger Agreement, as a result of (i) the pending Audit Committee review and the matters which are the subject of such review, as well as any adverse developments in, arising out of, relating to, or resulting from, such matters, in each case that were reasonably foreseeable as of the date of the Merger Agreement or (ii) any decision or action, or inaction, by the FDA with respect to Xifaxan 550 for the treatment of IBS-D;

•	the fact that no vote of Valeant’s shareholders is required to complete the transaction;

•	the Company’s ability to request that the Delaware Court of Chancery specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages in the event of a breach by VPI or Purchaser, including, to the extent proven, damages based on loss of the economic benefit of the transactions contemplated by the Merger Agreement to the Company’s stockholders.

•	Terms of the Merger Agreement. The Board considered its belief that the final terms of the Merger Agreement resulted from arm’s length negotiations conducted by the Company, with the assistance of independent financial and legal advisors. The Board also considered the specific terms of the Merger Agreement, including provisions permitting the Board to respond to unsolicited takeover proposals and to change its recommendation, or to terminate the Merger Agreement, under certain circumstances, and the size of the termination fee, which the Board believed would not likely deter competing bids.

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for stockholders of the Company who do not tender their Shares into the Offer (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per share amount than the Merger Consideration.

During the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by the management of the Company and the Board, including:

•	No Participation in the Company’s Future. The Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or successfully commercializes any of its product candidates, including Xifaxan 550 for the treatment of IBS-D.

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on the Company’s solicitation of competing acquisition proposals from third parties. However, based upon the process conducted by the Company, as more fully described above in “— Background of the Offer,” the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions likely to be available to the Company.

•	Termination Fee and Expense Reimbursement. The Board considered the fact that, under the terms of the Merger Agreement, the Company must pay to VPI a termination fee of $356.4 million plus up to an additional $50 million in expense reimbursement if the Merger Agreement is terminated under certain circumstances, including by the Company in order to accept a competing proposal that the Board deemed to be a superior proposal. The Board also considered that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Board recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by VPI as a condition to entering into the Merger Agreement.

•	Interim Operating Covenants. The Board considered that, under the terms of the Merger Agreement, the Company would be required to conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company would not be able to undertake various actions related to the conduct of its business without the prior written consent of VPI. Among other things, although the Company would be permitted to sell its products in the ordinary course, the Company would not be permitted to enter into distribution services agreements with its principal wholesalers without the prior written consent of VPI.

•	Regulatory Approval. The Board considered the regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States, that would be required to consummate the Offer and the Merger, as well as the likelihood of receiving such approval. In evaluating the risks involved in connection with such regulatory approval, the Board considered the fact that VPI and Purchaser agreed to take any and all steps necessary to avoid and eliminate each and every impediment under any antitrust or competition law in order to consummate the Offer and the Merger as soon as practicable, including making any required divestitures.

•	Risks the Offer and the Merger May Not Be Completed. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on vendors, distributors, customers, partners and others that do business with the Company and the potential effect on the trading price of the Shares.

•	Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

•	Tax Treatment. The Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to stockholders of the Company. The Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company, other than Mr. Chappell, currently intends to tender all Shares held of record or beneficially owned by such person, other than Shares issuable upon the exercise of Company Options or Shares over which such individual does not have dispositive authority.

Opinions of the Company’s Financial Advisors

Opinion of Centerview Partners LLC

The Company retained Centerview as financial advisor to the Board in connection with, among other things, a review of various strategic alternatives, including third-party proposals for business combination transactions, such as the proposed Offer and Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to in this summary of Centerview’s opinion as the “Transaction”. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares cancelled pursuant to Section 2.1(b) of the Merger Agreement and (ii) Dissenting Shares (as defined in the Merger Agreement) (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Valeant, are collectively referred to in this summary of Centerview’s opinion and the summary of J.P. Morgan’s opinion included herein as the “Excluded Shares”) of the per share consideration of $158.00 in cash proposed to be paid to such holders pursuant to the Merger Agreement, which is referred to in this summary of Centerview’s opinion and the summary of J.P. Morgan’s opinion included herein as the “Consideration.”

On February 20, 2015, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon Centerview with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of Centerview’s written opinion, dated February 20, 2015, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, is attached as Annex A and is incorporated herein by reference. The summary of the written opinion on Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated February 20, 2015, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2013, December 31, 2012 and December 31, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which is collectively referred to in this summary of Centerview’s opinion as the “Internal Data.” For further discussion of the Forecasts, see “Item 8. Additional Information — Management Projections.”

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to and did not address the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated February 20, 2015. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Valeant, VPI, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 19, 2015 (the last full trading day prior to the delivery by Centerview of its opinion to the Board) and is not necessarily indicative of current market conditions. The implied per Share equity value ranges described below were based on the Company’s fully diluted outstanding Shares calculated on a treasury stock method (taking into account outstanding in-the-money options, warrants and other convertible securities) basis based on information provided by the Company.

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company:

•	Actavis plc

•	Valeant Pharmaceuticals International, Inc.

•	Endo International plc

•	Mallinckrodt plc

•	Jazz Pharmaceuticals plc

•	United Therapeutics Corporation

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded life sciences companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected comparable companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and judgment as a financial advisor, concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Centerview calculated and compared financial multiples for the selected comparable companies based on publicly available information it obtained from SEC filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research, and closing stock prices on February 19, 2015 (the last full trading day prior to the delivery by Centerview of its opinion to the Board). With respect to each of the selected comparable companies, Centerview calculated and analyzed the company’s market price per share as a multiple of the consensus estimated or Wall Street research analyst estimated earnings per share, or EPS (a ratio commonly referred to as price to earnings ratio, or P/E) for calendar year 2015 and 2016.

The results of this analysis are summarized as follows:

	High	Mean	Median	Low
Share Price/2015E EPS	16.7x	16.1x	16.4x	14.9x
Share Price/2016E EPS	15.0x	14.0x	14.0x	13.0x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a valuation range of 15.5x to 17.0x to the Company’s estimated calendar year 2015 fully taxed earnings per Share of $5.56 (which reflects management’s forecasts for the Company as if the Company were to sell its products based on prescription demand in 2015 without regard to its inventory reduction plan, as further described in “Item 8. Additional Information — Certain Management Projections.”), which resulted in an implied per Share equity value range for the Shares of approximately $86.25 to $94.50. Centerview also applied a valuation range of 13.5x to 15.0x to the Company’s estimated calendar year 2016 fully taxed cash earnings per Share of $8.33 as set forth in the Forecasts, which resulted in an implied per Share equity value range of approximately $112.50 to $125.00. Centerview compared this range to the per share Consideration of $158.00 to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction. These transactions were:

Date Announced	Acquiror	Target
1/11/2015	Shire plc	NPS Pharmaceuticals, Inc.
12/8/2014	Merck & Co., Inc.	Cubist Pharmaceuticals, Inc.
11/16/2014	Actavis plc	Allergan, Inc.
9/16/2014	Endo International plc	Auxilium Pharmaceuticals, Inc.
6/9/2014	Merck & Co., Inc.	Idenix Pharmaceuticals, Inc.
5/16/2014	Abbott Laboratories	CFR Pharmaceuticals S.A.
4/7/2014	Mallinckrodt plc	Questcor Pharmaceuticals Inc.
2/18/2014	Actavis plc	Forest Laboratories, Inc.
1/8/2014	Forest Laboratories, Inc.	Aptalis Pharma Inc.
11/11/2013	Shire plc	ViroPharma Inc.
11/7/2013	Salix Pharmaceuticals, Ltd.	Santarus, Inc.
8/25/2013	Amgen Inc.	Onyx Pharmaceuticals Inc.
9/3/2012	Valeant Pharmaceuticals International, Inc.	Medicis Pharmaceutical Corp.
7/29/2013	Perrigo Company plc	Elan Corporation plc
5/27/2013	Valeant Pharmaceuticals International, Inc.	Bausch + Lomb Holdings Incorporated
5/19/2013	Actavis Inc.	Warner Chilcott plc
7/16/2012	GlaxoSmithKline plc	Human Genome Sciences, Inc.
11/21/2011	Gilead Sciences, Inc.	Pharmasset Inc.
5/19/2011	Takeda Pharmaceutical Company Limited	Nycomed A/S
5/2/2011	Teva Pharmaceutical Industries Ltd.	Cephalon, Inc.
2/16/2011	Sanofi-Aventis SA	Genzyme Corp.
10/12/2010	Pfizer Inc.	King Pharmaceuticals, Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transaction. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. Accordingly, Centerview believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Transaction. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from SEC filings, relevant press releases, FactSet, Institutional Brokers’ Estimate System (I/B/E/S) and Wall Street research.

Using publicly available information, Centerview calculated, for each selected transaction, the implied total enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and other convertible securities) plus the book value of debt less cash and cash equivalents), based on the purchase price paid in the transaction, as a multiple of the target company’s next-twelve months, or NTM, estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, at the time of the transaction announcement.

The results of this analysis are summarized as follows:

	Max	Mean	Median	Min
Enterprise Value/NTM EBTIDA	28.2x	13.6x	12.4x	6.0x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied an illustrative range of enterprise value to NTM EBITDA multiples of 12.0x to 18.0x to corresponding NTM EBITDA of the Company of $791 million for the calendar year 2015 (which reflects management’s forecasts for the Company as if the Company were to sell its products based on prescription demand in 2015 without regard to its inventory reduction plan, as further described in “Item 8. Additional Information — Certain Management Projections.”), to calculate an implied per Share equity value range of approximately $100.00 to $157.00. Centerview compared this range to the per share Consideration of $158.00 to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Sum-of-the-Parts Discounted Cash Flow Analysis

Centerview also performed a sum-of-the-parts discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Centerview calculated the sum-of-the-parts discounted cash flow of the Company based on the Internal Data (including the Forecasts).

Centerview performed the discounted cash flow analysis of the Company on a product-by-product basis, based on the projected sales set forth in the Forecasts, as well as product-by-product data on gross margin and allocation of expenses, as estimated by management of the Company. Based on such data, Centerview calculated the fully taxed unlevered free cash flows for each such product for 2015 through 2029, based on management estimates of product related expenses, including allocated identified selling, general and administrative expenses for each such product (including stock based compensation expense and excluding unidentified expenses), overhead research and development expenses (excluding expenditures for unidentified research and development expenses) and allocated changes in net working capital and capital expenditures for such product, in each case as prepared by management of the Company.

Centerview then discounted these free cash flow amounts to present value. For commercial or near commercial products, Centerview used a range of discount rates of 7.5% to 8.5% (determined based on Centerview’s analysis of the Company’s weighted average cost of capital and in line with the weighted average cost of capital for high growth, commercial pharmaceutical companies) and for pipeline products, Centerview used a range of discount rates of 12.0% to 14.0% (determined based on Centerview’s analysis of the weighted average cost of capital for pre-revenue pharmaceutical companies), in each case, using a mid-year convention and discounted to December 31, 2014. Centerview then calculated a terminal value for each product at the end of the projection period ending 2029. For products that would have achieved a post loss of exclusivity steady state demand by the terminal period, Centerview used a range of perpetuity growth rates of (2%) to 2%, and for products less than three years post loss of exclusivity at the beginning of the terminal period, Centerview used a range of perpetuity growth rates of (10%) to (15%). For each such product, Centerview used the applicable discount rate described above. For each such product, Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares, calculated as described above.

Centerview also performed a discounted cash flow analysis with respect to the Company’s unallocated and unidentified selling, general and administrative expenses (excluding 50% of unidentified selling, general and administrative expenses associated with unallocated future product investment), depreciation and amortization, milestone payments, tax attributes and other cash flow items, using a range of discount rates of 7.5% to 8.5%

(determined based on Centerview’s analysis of the Company’s weighted average cost of capital and in line with the weighted average cost of capital for high growth, commercial pharmaceutical companies) and a range of perpetuity growth rates of 0% to 2%. Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares, calculated as described above. For purposes of its analysis, Centerview assumed that unidentified research and development expense and 50% of unidentified selling, general and administrative expenses associated with unallocated future product investment would earn their cost of capital (and therefore have no impact on the foregoing per Share calculations).

To arrive at a per share range Centerview then added the per Share results of each of the foregoing calculations and subtracted the Company’s estimated net debt per share (calculated by dividing the Company’s estimated net debt as of December 31, 2014 by the Company’s fully diluted outstanding Shares, calculated as described above), which resulted in an implied per Share equity value range of approximately $135.00 to $157.75.

The results of this analysis are summarized as follows:

	Implied per Share Range
	Low	High
Major Current Products
Xifaxan 550 — HE	$65.08	$70.27
Xifaxan 550 — IBS	46.63	51.92
Xifaxan 200	1.07	1.15
Apriso	5.75	6.50
Uceris	7.08	8.13
Relistor	5.79	6.46
Ruconest	2.66	2.94
Total	$134.07	$143.37

Pipeline Products
Rifaximin EIR	$3.67	$4.51
Rifaximin SSD	9.43	12.29
Oral Relistor	11.95	14.25
Total	$25.05	$31.05

Other Products	$19.07	$25.24
Corporate	($10.42)	($13.66)
Total Enterprise Value per Share	$167.76	$190.00
Net Debt Per Share	($32.84)	($32.26)
Total per Share	$134.92	$157.74

Centerview compared this implied per Share equity value range of approximately $135.00 to $157.75 to the per share Consideration of $158.00 to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•	historical closing trading prices of the Shares during the 12-month period ended August 18, 2014 (the day prior to media reports of a potential acquisition of the Company), which reflected low and high stock trading prices for the Company during such period of $65.73 to $140.02 per share;

•	historical closing trading prices of the Shares during the period between November 6, 2014 (the day of the publication of the Company’s earnings for the third quarter ended September 30, 2014) to

January 16, 2015 (the day prior to media reports beginning to appear stating that the Company was exploring a potential sale) which reflected low and high stock trading prices for the Company during such period of $91.47 to $120.19 per share;

•	stock price targets for the Shares in publicly available Wall Street research analyst reports as of February 11, 2015 (the day prior to media reports stating that the Company was exploring a potential sale to Valeant), which indicated low and high stock price targets for the Company of $100.00 and $160.00 per share, respectively; and

•	illustrative present values of future share prices of the Company based on one-year forward multiples of 15.5x to 17.0x (derived by Centerview based on the analysis described above under “Selected Comparable Public Company Analysis”) applied to the fully taxed 2016 to 2018 EPS as set forth in the Forecasts discounted at illustrative 15% and 20% expected rates of equity returns, which reflected low and high share prices for the Company of $107.50 to $160.75. These discount rates differ from the Company’s calculated cost of equity of 9.4% to reflect Centerview’s view of current equity returns needed in the public market given current risks around the Company’s business and related issues.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Valeant and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. Except in connection with Centerview’s current engagement by the Company, Centerview has not provided any investment banking or other services to the Company, VPI, Valeant or Purchaser. Centerview may provide investment banking and other services to or with respect to the Company, Valeant or VPI or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Valeant, VPI, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience with respect to the pharmaceutical industry generally. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $44.4 million, $5 million of which was paid prior to December 31, 2014 in the form of an advisory fee and the remaining $39.4 million of which is payable contingent upon consummation of the Transaction or a similar transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising out of, and to indemnify Centerview against certain liabilities that may arise out of, Centerview’s engagement.

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated December 9, 2014 and effective from December 1, 2014, the Company retained J.P. Morgan as a co-financial advisor in connection with a possible transaction between the Company and any other person, including: (a) any merger, consolidation, joint venture or other business combination pursuant to which the business of the Company is combined with that of a purchaser; (b) the acquisition by a purchaser, directly or indirectly, of a majority of the capital stock of the Company, by way of tender or exchange offer, negotiated purchase or any other means; and/or (c) the acquisition by a purchaser, directly or indirectly, of a majority of the assets, properties and/or businesses of the Company, by way of a direct or indirect purchase, lease, license, exchange, joint venture or other means.

At the meeting of the Board on February 20, 2015, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the Consideration to be paid to the holders of the Shares (other than Excluded Shares) in the Offer and Merger was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its February 20, 2015 oral opinion by delivering its written opinion to the Board, dated as of February 20, 2015, that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the Consideration to be paid to the holders of the Shares (other than Excluded Shares) in the Offer and Merger was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of J.P. Morgan dated as of February 20, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Board, is directed only to the Consideration to be received by the holders of the Shares (other than Excluded Shares) in the Offer and Merger and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Offer or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated February 19, 2015 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Offer and Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the business of the Company, including the Management Projections; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, VPI or Valeant under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and Merger and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of the Company, and will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, VPI and Purchaser in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and Merger.

The projections furnished to J.P. Morgan for the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the section entitled “Item 8. Additional Information — Certain Management Projections.”

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion dated as of February 20, 2015, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Shares (other than Excluded Shares) in the Offer and Merger, and J.P. Morgan has expressed no opinion as to the fairness of the Offer and Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer and Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and Merger, or any class of such persons, relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) in the Offer and Merger or with respect to the fairness of any such compensation. In addition, J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company for the purposes of its analysis. The companies selected by J.P. Morgan were:

•	Actavis plc

•	Valeant

•	Endo International plc

•	Mallinckrodt plc

•	Jazz Pharmaceuticals plc

•	United Therapeutics Corporation

None of the selected companies reviewed is identical to the Company. Certain of these companies may have characteristics that are materially different from those of the Company. The companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the closing stock price on February 19, 2015 to the estimated earnings per share for the 12-month period ended December 31, 2016 (“2016E P/E”), based on consensus equity research analyst estimates.

Based on the results of this analysis, J.P. Morgan selected a multiple reference range for the Company of 13.0x — 15.0x for 2016E P/E. These multiples were then applied to management’s estimate of the Company’s calendar year 2016 fully taxed cash earnings per Share of $8.33 as set forth under the line item “Fully-Taxed EPS” in the Company Forecasts, yielding a range of implied equity values for the Shares, rounded to the nearest $0.25, of $108.25 to $125.00 per Share.

The range of implied equity values for the Shares was compared to the proposed cash consideration of $158.00 per Share for the Shares (other than Excluded Shares) in the Offer and Merger.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving acquired businesses that, for purposes of J.P. Morgan’s analysis, were considered relevant. Specifically, J.P. Morgan reviewed the following transactions:

Date Announced	Acquiror	Target
December 8, 2014	Merck & Co, Inc.	Cubist Pharmaceuticals Inc.
November 17, 2014	Actavis plc	Allergan, Inc.
July 18, 2014	Abbvie, Inc.	Shire plc
April 7, 2014	Mallinckrodt plc	Questcor Pharmaceuticals, Inc.
February 18, 2014	Actavis plc	Forest Laboratories, Inc.
November 8, 2013	Company	Santarus, Inc.
May 27, 2013	Valeant	Bausch & Lomb Holdings Inc.
February 16, 2011	Sanofi S.A.	Genzyme Corp.
October 12, 2010	Pfizer, Inc.	King Pharmaceuticals, Inc.
September 1, 2008	Shionogi Pharma, Inc	Sciele Pharma, Inc.
August 22, 2008	King Pharmaceuticals, Inc.	Alpharma Inc.

None of the selected transactions reviewed is identical to the Offer and Merger. Certain of these transactions may have characteristics that are materially different from those of the Offer and Merger. The transactions selected were chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the transactions involved and other factors that could affect the transactions compared to the Offer and Merger.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the aggregate value of the transaction to the target company’s EBITDA (defined as earnings before interest, taxes, depreciation and amortization and stock-based compensation expenses) for the twelve-month period following the announcement of the transaction (“NTM EBITDA”), based on consensus equity research analyst estimates. This ratio is referred to below as “EV/NTM EBITDA.”

Based on the results of this analysis, J.P. Morgan selected a multiple reference range of 12.0x — 18.0x for EV/NTM EBITDA. These multiples were then applied to management’s estimate of the Company’s calendar year 2015 demand-based EBITDA of $791 million as set forth under the line item “EBITDA” in the Company Forecasts, yielding a range of implied equity values for the Shares, rounded to the nearest $0.25, of $100.00 to $157.00 per Share (after subtracting management’s estimate of net debt as of December 31, 2014 and then dividing by the number of outstanding shares of the Company on a fully-diluted basis as indicated by the Company’s management).

The range of implied equity values for the Shares was compared to the proposed cash consideration of $158.00 per Share for the Shares (other than Excluded Shares) in the Offer and Merger.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Shares.

A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit before interest and after tax, adjusted for depreciation and amortization, capital expenditures, changes in net working capital, and certain other one-time cash flow items as applicable. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

In conducting its discounted cash flow analysis, J.P. Morgan calculated, from certain line items included in the Company Forecasts (as defined in “Item 8. Additional Information — Certain Management Projections”), the projected unlevered free cash flows generated by the Company during fiscal years 2015 through 2029, as set forth below, which calculation was reviewed by and agreed upon with Company management.

	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Unlevered Free Cash Flow	$75	$468	$744	$856	$1,109	$1,234	$1,384	$1,444	$1,740	$1,878	$1,872	$1,633	$1,380	$1,131	$974

J.P. Morgan also calculated a range of terminal values of the Company at the end of the 15-year period ending 2029 by applying a perpetual revenue growth rate range from 2% to 4% (based on management’s guidance) and a range of discount rates from 8.5% to 9.5%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The unlevered free cash flows and the range of terminal values calculated as described above were then discounted to present values using the same range of discount rates. To arrive at a range of implied equity values, the sum of the present values of the unlevered free cash flows and the range of terminal values were then adjusted by adding the present value of management’s estimate of the Company’s tax benefits for net operating losses and research and development tax credits and by subtracting management’s estimate of the Company’s net debt as of December 31, 2014.

Based on the foregoing, the discounted cash flow analysis indicated a range of implied equity values for the Shares on a stand-alone basis, rounded to the nearest $0.25, of $127.00 to $166.75 per Share (based on the number of outstanding shares of the Company on a fully-diluted basis, as indicated by the Company’s management).

The range of implied equity values for the Shares was compared to the proposed cash consideration of $158.00 per Share for the Shares (other than Excluded Shares) in the Offer and Merger.

Other Information

Trading Range. J.P. Morgan reviewed the trading range of the Company’s closing stock price from November 7, 2014 (the day immediately following which the Company publicly released its financial results for the third quarter of the 2014 fiscal year) through January 16, 2015 (the day prior to a news report regarding the Company’s engagement of financial advisors for a possible transaction). Specifically, the reference range was $91.47 to $120.19 per Share for such period.

Analyst Price Targets. J.P. Morgan reviewed the most recent price targets for the Company’s common stock by certain equity research analysts available as of February 19, 2015, and noted that such price targets ranged from $100.00 to $160.00 per Share.

J.P. Morgan noted that the trading range and analyst price targets noted above are not valuation methodologies or components of its fairness analysis but have been presented for informational purposes only.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete or misleading view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company, which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Board with respect to the Offer and Merger on the basis of such experience and its familiarity with the Company.

For services rendered in connection with the Offer and Merger, the Company has agreed to pay J.P. Morgan a fee of approximately $44.4 million, $5 million of which was payable upon the announcement of the Offer and Merger or the delivery by J.P. Morgan of its opinion, and the remainder of which is contingent upon the consummation of the Offer and Merger. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Valeant, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as Valeant’s joint bookrunner on its bond offering in June 2013, as joint lead arranger and bookrunner on the amendment of its revolving credit facility in July 2013, as joint bookrunner on its bond offering in November 2013, and as its joint lead arranger and bookrunner on the amendment of its term loan in December 2013. In addition, J.P. Morgan’s commercial banking affiliate is a lender under outstanding credit facilities of Valeant, for which it receives customary compensation or other financial benefits. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Valeant for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Information pertaining to the retention of Centerview and to the retention of J.P. Morgan in “Item 4. The Solicitation or Recommendation — Opinions of the Company’s Financial Advisors” is incorporated herein by reference.

Teneo Holdings assisted the Company as its public relations advisor with the Offer and the Merger under customary terms and conditions. The Company has agreed to pay Teneo Holdings customary compensation for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Disposition or Grant Price as Applicable
Thomas W. D’Alonzo	2/02/2015	Grant of restricted Shares.	14,662	$122.77

William C. Bertrand, Jr.	1/31/2015	Grant of restricted Shares.	2,851	$122.77

William C. Bertrand, Jr.	1/01/2015	Forfeiture of Shares to the Company in order to pay tax withholding upon vesting of restricted stock.	350	$114.94

Timothy J Creech	1/02/2015	Forfeiture of Shares to the Company in order to pay tax withholding upon vesting of restricted stock.	3,248	$114.94

William P. Forbes	1/02/2015	Forfeiture of Shares to the Company in order to pay tax withholding upon vesting of restricted stock.	10,997	$114.94

Rick D. Scruggs	1/02/2015	Forfeiture of Shares to the Company in order to pay tax withholding upon vesting of restricted stock.	8,408	$114.94

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

Regulatory Approvals

The Offer is conditioned on satisfaction (or waiver) of the condition that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), will have expired or been terminated, and any pre-closing approvals or clearances reasonably required thereunder shall have been obtained (the “HSR Condition”). In order to satisfy the HSR Condition the parties must make a filing with the Federal Trade Commission (the “FTC”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the HSR Condition, the Offer will be extended in certain circumstances. See “Section 1 — Terms of the Offer” of the Offer to Purchase.

Under the HSR Act, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 15 — Conditions of the Offer” of the Offer to Purchase.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period which begins when the acquiring person has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the reviewing agency. If the end of the fifteen calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., Eastern Time, the next business day. In addition, pursuant to agency practice, if the reviewing agency has not completed its investigation during the fifteen calendar day waiting period, the acquiring person may withdraw the HSR filing and refile it within two business days without paying an additional filing fee. This procedure restarts the fifteen calendar day waiting period during which the reviewing agency may review the transaction. On February 27, 2015 and March 2, 2015, Purchaser and the Company, respectively, each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., Eastern Time, on March 16, 2015, unless earlier terminated by the reviewing agency, or the acquiring person withdraws and refiles its HSR filing. If, prior to the expiration of the HSR waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten calendar days following the date of the acquiring person’s substantial compliance with the Second Request. At any time during this period, the reviewing agency can grant early termination of the waiting period. After the expiration of the ten calendar day waiting period, absent VPI’s and the Company’s agreement to extend the review time, the reviewing agency can prevent closing only by court order.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or VPI or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C and which is hereby incorporated herein by reference. All references in Section 262 of the DGCL and in this summary to a “stockholder” or to a “holder of shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights may be asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker, dealer, bank, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) make a timely and proper demand for appraisal of their Shares and follow the other procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the fair value of such Shares (the “fair value”), exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by such court, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” could be greater than, less than or the same as the Offer Price or the Merger Consideration (which equals the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer (which is currently expected to expire at 12:00 midnight, Eastern time, on April 1, 2015) (one minute after 11:59 P.M., Eastern time, on March 31, 2015), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand an appraisal of his, her or its Shares;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to General Counsel and Corporate Secretary, Salix Pharmaceuticals, Ltd., 8510 Colonnade Center Drive, Raleigh, North Carolina 27615. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, dealer, bank, fiduciary or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within one-hundred and twenty days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that one-hundred and twenty day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any holders of Shares who desire to have their Shares appraised should initiate all necessary actions to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within one-hundred and twenty days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights as set forth in Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten days after a written request therefor has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph. If a petition for appraisal is not timely filed, then the stockholders’ right to an appraisal will cease.

Upon the filing of a petition for appraisal by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty days after such service to file with the Delaware Register in Chancery a duly verified list (the “Verified List”), containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with

Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration (which equals the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Merger Consideration (which equals the Offer Price). Neither VPI nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration (which equals the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of an appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such stockholder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within one-hundred and twenty days after the Effective Time. In addition, as indicated above and explained in more detail below, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

At any time within sixty days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined an appraisal proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within one-hundred and twenty days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than sixty days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined an appraisal proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within sixty days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL, including delivering a demand for appraisal of your Shares to the Company as provided herein by the consummation of the Offer (which is currently expected to expire at 12:00 midnight, Eastern time, on April 1, 2015) (one minute after 11:59 P.M., Eastern time, on March 31, 2015). If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire fifteen percent or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” None of Valeant, VPI or Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, the Board has taken all action required to be taken in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combinations set forth in Section 203 of the DGCL.

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting the application of such laws.

Vote Required to Approve the Merger

The Board has approved the Merger Agreement, the Offer, the Merger and other transactions contemplated by the Merger Agreement in accordance with the DGCL. The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser of one share more than fifty percent of the number of Shares that are then issued and outstanding, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

Certain Litigation

Following the announcement of the execution of the Merger Agreement, four purported stockholder class actions were filed challenging the proposed transaction. All of the actions were filed in the Delaware Court of Chancery: Feinstein v. Valeant Pharmaceuticals International, Inc., et al., C.A. No. 10721 (filed February 25, 2015), Garcia v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10728 (filed February 27, 2015), Gonsalves v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10737 (filed March 2, 2015) and Lindgren v. Salix Pharmaceuticals Ltd., et al., C.A. No. 10748 (filed March 4, 2015). The Feinstein complaint names the Board, Valeant, VPI and Purchaser as defendants, and the Garcia, Gonsalves and Lindgren complaints name the Board, Valeant, VPI, Purchaser and the Company as defendants. The complaints allege generally that the members of the Board breached their fiduciary duties to stockholders and that the other defendants aided and abetted such breaches, by seeking to sell the Company for inadequate consideration and agreeing to allegedly preclusive deal protections. All four complaints seek, among other things, injunctive relief, including enjoining the proposed transaction, rescission or rescissory damages in the event the proposed transaction is consummated and unspecified attorneys’ and other fees and costs. We intend to vigorously defend against such claims.

Merger-Related Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers (and Mr. Bertrand) that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to our named executive officers (and Mr. Bertrand).

The terms of the Merger Agreement provide for vesting of outstanding Company Options and Company Restricted Stock in connection with the transactions as of the Effective Time. At the Effective Time, all outstanding Company Options not previously exercised and all Company Restricted Stock will be converted into the right to receive the Merger Consideration in cash as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Equity Awards.”

Certain of our named executive officers (and Mr. Bertrand) are also entitled to certain payments and benefits pursuant to the agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements.”

The amounts set forth in the table below assume the following:

•	the Effective Time occurred on February 27, 2015, the last practicable date prior to the filing of this Schedule 14D-9;

•	the Company’s named executive officers (and Mr. Bertrand) were terminated without cause or resigned with good reason immediately following the Effective Time on February 27, 2015; and

•	the per Share cash consideration payable under the Merger Agreement is $158.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9, and do not reflect certain compensation actions occurring before completion of the Merger. As a result, the actual amounts, if any, to be received by the individual listed below may differ materially from the amounts set forth below.

Name	Cash Severance Payments (1)	Equity (2)	Perquisites/Benefits (3)	Total
Thomas W. D’Alonzo	-0-	$3,323,056	-0-	$3,323,056
William C. Bertrand Jr.	$2,722,500	$4,469,662	$137,741	$7,329,903
Timothy J. Creech	$1,377,500	$3,376,776	$62,660	$4,816,936
William P. Forbes	$2,880,000	$8,170,812	$74,192	$11,125,004
Rick D. Scruggs	$2,113,216	$7,584,948	$74,192	$9,856,836
Carolyn J. Logan (4)	-0-	$26,908,822	$123,313	$27,032,135
Adam C. Derbyshire (5)	-0-	$8,527,736	$131,560	$8,659,296

(1)	These amounts represent “double-trigger” cash severance amounts payable following a qualifying termination of employment within twelve months following the consummation of the Offer, in each case, assuming base salaries and bonus opportunities remain unchanged from their current levels.
(2)	These amounts represent “single-trigger” cash payments in exchange for the cancellation of Company Restricted Stock at the Effective Time, which will occur automatically at the Effective Time and without regard to whether or not the executive’s employment is terminated.
(3)

These amounts represent the value of “double-trigger” payments for the cost of health insurance coverage provided to the Company’s named executive officers and Mr. Bertrand (at an estimated cost of $1,922 per month), other than Mr. D’Alonzo, Ms. Logan and Mr. Derbyshire, for thirty-six months (thirty months for Mr. Creech) following a qualifying termination of employment within twelve months following the consummation of the

Offer; for Ms. Logan and Mr. Derbyshire, the amounts represent the value of continued health insurance coverage pursuant to letter agreements the Company entered into with Ms. Logan (approximately forty-two months) and Mr. Derbyshire (approximately forty-five months) in connection with their respective terminations of employment. Each of the named executive officers and Mr. Bertrand (other than Mr. D’Alonzo, Ms. Logan and Mr. Derbyshire) are also entitled to outplacement services (valued at $5,000 for each officer) following a qualifying termination of employment. Mr. Bertrand is entitled to relocation reimbursement of $63,549 in connection with a qualifying termination of employment.
(4)	Ms. Logan retired as President and Chief Executive Officer on January 30, 2015.
(5)	Mr. Derbyshire resigned as Executive Vice President, Finance and Administration, and Chief Financial Officer on November 5, 2014.

Certain Management Projections

The Company, does not, as a matter of course, make public long-term projections as to future revenues, earnings or other results due to the extreme uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s review of the Company’s strategic alternatives, including the Offer and the Merger, the Company’s senior management prepared prospective risk-adjusted forecasts for the Company through 2029 (the “Company Forecasts”). In light of the Company’s intention to sell lesser amounts of its products in 2015 in order to achieve targeted levels of wholesaler inventory of such products by the end of 2015, the Company’s senior management included in the Company Forecasts “normalized” projections for 2015 which reflected management’s forecasts for the Company as if the Company were to sell such products based on prescription demand without regard to its inventory reduction plan. The Company’s senior management also prepared risk-adjusted forecasts for each of the Company’s currently marketed products and products in development through 2029 (the “Company Product Revenue Forecast” and, together with the Company Forecasts, the “Management Projections”). The Company has risk adjusted the Management Projections by applying a probability of success adjustment to products that have not yet gained regulatory approval, which varies based on their current phase of development, consistent with industry practice. The Management Projections included forecasts through 2029 because management considered 2029 to be the appropriate point for considering the Company’s long-term value on a going-concern basis in order to properly account for the end of patent exclusivity for certain of the Company’s key products, including Xifaxan 550. The Management Projections were presented to the Board and were unanimously approved by the Board for use in connection with the Board’s review of the Company’s strategic alternatives.

The Company is electing to summarize material elements of the Management Projections in this Schedule 14D-9 to provide holders of Shares access to prospective information that was made available to the Board for purposes of considering and evaluating the proposed transaction with Valeant. The Management Projections were also provided to the Company’s financial advisors, Centerview and J.P. Morgan. See a description of Centerview’s and J.P. Morgan’s fairness opinions above in “Item 4. The Solicitation or Recommendation — Opinions of the Company’s Financial Advisors.” The Management Projections were not prepared with a view toward public disclosure, and inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company, its financial advisors, or any other recipient of this information considered, or now considers, them to be a reflection of possible outcomes or predictive of actual future results. Neither the Company nor any of its affiliates or financial advisors assumes any responsibility to holders of Shares for the accuracy of this information. The Management Projections were not provided to Valeant.

The Management Projections were, in general, prepared solely for internal use, are subjective in many respects and are thus subject to interpretation. The Management Projections, while presented with numerical specificity, reflect numerous estimates and assumptions made by the Company’s senior management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s products and product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends with respect to the Company’s products or accurately estimate the future market for the Company’s product candidates.

Because the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Management Projections were based necessarily involve judgments of the Company’s senior management with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Management Projections also reflect assumptions by the Company’s senior management as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, including from generics, the effect of regulatory actions, the effect of general economic and industry conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. In addition, the Management Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, nor construed as financial guidance, and the Management Projections should not be relied upon as such. Neither the Company, Valeant nor any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law. Neither the Company, Valeant nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections or that the Management Projections will be achieved. The Company has made no representation to Valeant, in the Merger Agreement or otherwise, concerning the Management Projections.

The Management Projections were prepared by the Company’s senior management based on the Company’s continued operation as a stand-alone company. They do not take into account the Offer and Merger, including the potential synergies that may be achieved by the combined company as a result of the Offer and Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed.

The Management Projections were not prepared with a view toward public disclosure, compliance with U.S. GAAP, compliance with the published guidelines of the SEC regarding projections or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Management Projections or expressed any opinion or any form of assurance related thereto. Holders of Shares are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See also “Cautionary Statement Regarding Forward-Looking Statements” below.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections.

Company Forecasts

Fiscal Year Ended,
	2015E		2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Revenue	$1,418		$2,247	$2,857	$3,568	$4,234	$4,888	$5,229	$5,672	$6,037	$6,490	$6,610	$5,382	$4,298	$3,739	$3,078
EBITDA (1)	$791	(2)	$1,074	$1,386	$1,732	$2,065	$2,386	$2,550	$2,774	$2,971	$3,199	$3,247	$2,483	$1,951	$1,731	$1,417
Fully-Taxed EPS (3)	$5.56	(4)	$8.33

Note:	Dollars in millions, except per share amounts.
(1)	Earnings before interest, taxes, depreciation and amortization, and stock-based compensation expenses.
(2)	Actual projected 2015 EBITDA is $473; the amount shown reflects management’s forecasts for the Company as if the Company were to sell its products based on prescription demand in 2015 without regard to its inventory reduction plan.
(3)	Fully-taxed cash earnings (calculated as EBITDA less depreciation, less cash interest expenses, and after tax at 38% normalized tax rate and assuming no benefit from tax attributes) per Share (assumes 77 million shares outstanding on a fully-diluted basis).
(4)	Actual projected 2015 Fully-Taxed EPS is $2.95; the amount shown reflects management’s forecasts for the Company as if the Company were to sell its products based on prescription demand in 2015 without regard to its inventory reduction plan.

Company Product Revenue Forecast

Fiscal Year Ended,
	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Xifaxan 550 — HE	$611	$1,046	$1,294	$1,476	$1,641	$1,670	$1,632	$1,595	$1,540	$1,484	$1,436	$911	$734	$651	$599
Xifaxan 550 — IBS	51	196	410	641	856	993	1,117	1,256	1,411	1,571	1,567	1,145	852	734	669
Xifaxan 200	30	30	30	30	30	30	30	30	30	30	30	30	12	5	2
Apriso	95	180	213	234	258	283	304	252	49	25	27	24	26	29	31
MoviPrep	79	96	109	86	16	8	8	8	9	9	10	11	12	13	13
Glumetza	105	64	20	13	14	15	15	16	17	18	19	20	21	22	23
Uceris	167	253	325	377	424	381	104	36	30	32	35	38	41	45	49
Uceris Foam	11	39	43	50	14	5	4	4	4	5	5	6	6	7	7
Ruconest	10	15	35	45	56	67	79	91	103	110	111	109	63	47	39
Relistor SI	69	89	96	108	121	136	152	171	192	214	235	230	149	123	111

Total	$1,230	$2,007	$2,576	$3,060	$3,429	$3,587	$3,446	$3,458	$3,385	$3,498	$3,476	$2,524	$1,916	$1,675	$1,544

Rifaximin EIR	—	—	—	$48	$92	$142	$198	$267	$338	$383	$358	$222	$174	$150	$135
Rifaximin SSD	—	—	—	—	—	141	258	403	564	726	828	1,037	1,132	1,097	697
Encapsulated Bowel Prep	—	—	9	24	38	54	74	95	112	123	123	123	123	49	20
Uceris (New Indications)	—	—	9	33	72	137	238	342	442	482	482	193	77	31	12
Oral Relistor	—	73	154	274	448	655	833	918	998	1,075	1,150	1,096	690	552	485

Total	—	$73	$172	$378	$649	$1,128	$1,601	$2,024	$2,454	$2,789	$2,941	$2,671	$2,196	$1,879	$1,349

Other Zegerid Royalties	$4	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prasco	90	90	18	18	18	18	18	18	18	18	7	3	1	0	0
Cycloset	22	16	2	2	2	2	2	2	2	2	2	2	2	2	2
Fulyzaq	5	8	7	7	8	9	10	10	11	12	12	12	12	12	12
Deflux	30	32	32	33	38	40	43	45	47	48	48	48	48	48	48
Solesta	11	19	49	67	87	101	108	113	118	121	121	121	121	121	121
Zegerid	26	3	3	3	3	3	3	3	3	3	3	3	3	3	3

Total	$188	$167	$109	$130	$156	$172	$183	$190	$198	$203	$192	$188	$186	$185	$185

Total	$1,418	$2,247	$2,857	$3,568	$4,234	$4,888	$5,229	$5,672	$6,037	$6,490	$6,610	$5,382	$4,298	$3,739	$3,078

Note:	Dollars in millions.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including the Minimum Condition; any statements of expectation or belief; the Management Projections; and any statements of assumptions underlying any of the foregoing. Investors and stockholders of the Company are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the stockholders of the Company will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by VPI and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Stockholders of the Company also may obtain free copies of the documents filed with the SEC by the Company at www.salix.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit	Description of Document

(a)(1)	Offer to Purchase, dated March 4, 2015 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO of Purchaser, filed by Valeant with the SEC on March 4, 2015 (the “Schedule TO”).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement as published in The New York Times on March 4, 2015 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Joint Press Release issued by the Company and Valeant, dated as of February 22, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 23, 2015).

(a)(8)	Earnings Press Release issued by Valeant on February 23, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Valeant on February 23, 2015).

(a)(9)	Investor Presentation by Valeant, dated February 23, 2015 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Valeant on February 23, 2015).

(a)(10)	Email sent to employees of Valeant on February 22, 2015 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Valeant on February 23, 2015).

(a)(11)	Email sent to Company employees on February 22, 2015 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Valeant on February 23, 2015).

(a)(12)	Communication sent to Company employees on February 22, 2015 (incorporated by reference to Exhibit 99.1 to the Solicitation/Recommendation Statement on Schedule 14D-9C filed by the Company on February 23, 2015).

(a)(13)	Transcript from Investor Presentation, dated February 23, 2015 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Valeant on February 24, 2015).

(a)(14)	Press release issued by the Company on February 25, 2015 (incorporated by reference to Exhibit 99.1 to the Solicitation/Recommendation Statement on Schedule 14D-9C filed by the Company on February 25, 2015).

(a)(15)	Press release issued by the Company on February 25, 2015 (incorporated by reference to Exhibit 99.2 to the Solicitation/Recommendation Statement on Schedule 14D-9C filed by the Company on February 25, 2015).

(a)(16)	Opinion of Centerview Partners LLC, dated as of February 20, 2015 (included as Annex A to this Schedule 14D-9).

(a)(17)	Opinion of J.P. Morgan Securities LLC, dated as of February 20, 2015 (included as Annex B to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of February 20, 2015, among the Company, VPI, Purchaser and Valeant (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 23, 2015).

Exhibit	Description of Document

(e)(2)	Confidentiality Agreement, dated January 20, 2015, between the Company and Valeant (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Amendment, dated February 6, 2015, to Confidentiality Agreement, dated January 20, 2015, between the Company and Valeant (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Company on May 10, 2011).

(e)(5)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on December 23, 2013).

(e)(6)	Form of 1996 Stock Plan for Salix Holdings, Ltd., as amended through July 1, 2004 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Company on August 9, 2004).

(e)(7)	Form of Employment Agreement for executive officers (incorporated by reference to Exhibit 10.31 to the Quarterly Report on Form 10-Q filed by the Company on November 14, 2001).

(e)(8)	2005 Stock Plan, as amended (incorporated by reference to Exhibit 10.50 to the Current Report on Form 8-K filed by the Company on June 11, 2009).

(e)(9)	Form of Restricted Stock Grant to be granted pursuant to the 2005 Stock Plan (incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K filed by the Company on March 16, 2006).

(e)(10)	Form of Indemnification Agreement between Santarus, Inc. (“Santarus”) and each of its directors and officers (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1/A filed by Santarus on February 4, 2004).*

(e)(11)	Executive Non-Qualified “Excess” Plan Adoption Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Santarus on August 7, 2012).*

(e)(12)	2013 Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Santarus on February 22, 2013).*

(e)(13)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and Gerald T. Proehl (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(14)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and Debra P. Crawford (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(15)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and E. David Ballard, II, M.D. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(16)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and Maria Bedoya-Toro (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(17)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and Julie A. DeMeules (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(18)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and William C. Denby, III (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

Exhibit	Description of Document

(e)(19)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and Carey J. Fox (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(20)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and Warren E. Hall (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(21)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and Michael D. Step (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(22)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and Mark Totoritis (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(23)	Amended and Restated Employment Agreement, dated March 22, 2013, between Santarus, Inc. and Wendell Wierenga, Ph.D. (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q filed by Santarus on May 6, 2013).*

(e)(24)	Memorandum Regarding Amendment to Amended and Restated Employment Agreement, dated November 4, 2013, from Gerald T. Proehl to Executive Officers of Santarus, Inc. (incorporated by reference to Exhibit 99.E.25 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Santarus on December 3, 2013).*

(e)(25)	Amended and Restated Employment Agreement effective as of April 29, 2014 by and between Salix Pharmaceuticals, Inc. and Rick Scruggs (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on May 5, 2014).

(e)(26)	Amended and Restated 2014 Stock Incentive Plan.

(e)(27)	Form of Indemnification Agreement between Salix Pharmaceuticals, Ltd. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 23, 2013).

(e)(28)	Amended and Restated Employment Agreement effective as of January 5, 2015 between Salix Pharmaceuticals, Inc. and William Bertrand.

(e)(29)	Amended and Restated Employment Agreement between Salix Pharmaceuticals, Inc. and William Forbes effective as of February 1, 2015.

*	This filing was made by Santarus, Inc., prior to the Company’s acquisition of Santarus.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

	By:	/s/ William C. Bertrand, Jr.
Dated: March 6, 2015		Name: William C. Bertrand, Jr.
Title: Acting Chief Operating Officer,
Executive Vice President and General Counsel

ANNEX A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

February 20, 2015

The Board of Directors

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Salix Pharmaceuticals, Ltd., a Delaware corporation (the “Company”), of the Consideration (as defined below), proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into, dated as of February 20, 2015 (the “Agreement”), by and among Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), Sun Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), the Company, and solely for purposes of Section 8.16, Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Guarantor”). The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $158.00 per Share, net to the holder in cash, without interest, subject to any withholding of Taxes (as defined in the Agreement) required by applicable Law (as defined in the Agreement) in accordance with Section 2.2(e) of the Agreement for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares cancelled pursuant to Section 2.1(b) of the Agreement and (ii) Dissenting Shares (as defined in the Agreement) (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Guarantor, “Excluded Shares”)) will be converted into the right to receive $158.00 per Share, net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e) of the Agreement (the $158.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which has already been paid and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. Except in connection with our current

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650     FAX: (212) 380-2651     WWW.CENTERVIEWPARTNERS.COM

NEW YORK        •        LONDON        •        SAN FRANCISCO        •        LOS ANGELES

The Board of Directors

Salix Pharmaceuticals, Ltd.

February 20, 2015

engagement by the Company, we have not provided any investment banking or other services to the Company, Parent, Guarantor or Merger Sub. We may provide investment banking and other services to or with respect to the Company, Guarantor or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Guarantor, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated February 20, 2015 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2013, December 31, 2012 and December 31, 2011; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

Salix Pharmaceuticals, Ltd.

February 20, 2015

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The Company may reproduce this written opinion in full in any solicitation/recommendation statement required to be made by the Company with the Securities and Exchange Commission in connection with the Transaction, if such inclusion is required by applicable law, and in materials required to be delivered to stockholders of the Company which are part of such filings. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/S/ CENTERVIEW PARTNERS LLC

CENTERVIEW PARTNERS LLC

ANNEX B

February 20, 2015

The Board of Directors

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, NC 27615

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Salix Pharmaceuticals, Ltd. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Valeant Pharmaceuticals International (“Parent”), Sun Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”) and Valeant Pharmaceuticals International, Inc. (“Guarantor”). Pursuant to the Agreement, Parent will cause Merger Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $158.00 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by any Company Subsidiary (as defined in the Agreement), Guarantor or any affiliate of Guarantor and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated February 19, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Parent or Guarantor under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and Parent in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that, during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Guarantor, for which we and such affiliates have received customary compensation. Such services during such period have included acting as the Guarantor’s joint bookrunner on its bond offering in June 2013, as joint lead arranger and bookrunner on the amendment of its revolving credit facility in July 2013, as joint bookrunner on its bond offering in November 2013, and as its joint lead arranger and bookrunner on the amendment of its term loan in December 2013. In addition, our commercial banking affiliate is a lender under outstanding credit facilities of the Guarantor, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Guarantor for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any solicitation/recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. MORGAN SECURITIES LLC

ANNEX C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251 (h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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